Exhibit 1.1

NORTH AMERICAN PALLADIUM LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2007

DATED MARCH 31, 2008

i

ii

FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains forward-looking statements, which includes future-oriented financial information, within the meaning of the ‘‘safe harbor’’ provisions of the U.S. Private Securities Litigation Reform Act of 1995 and the securities legislation of certain of the provinces of Canada, including the Securities Act (Ontario). Forward-looking statements, including future-oriented financial information, are necessarily based on estimates and assumptions made by North American Palladium Ltd. (the “Company”) in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In making the forward-looking statements, including future-oriented financial information, in this AIF, the Company has made several assumptions that it believes are appropriate, including, but not limited to, the assumptions that:

•                  market fundamentals will result in reasonable demand and prices for palladium and by-product metals;

•                  mine plan scenarios will be viable and that exploration and development work, including at the Offset High Grade Zone (the “OHGZ”), the Shebandowan West Project and the Arctic Platinum Project (the “APP”), will proceed as expected;

•                  the Company will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

•                  the integrated operation of the underground mine and the open pit mine at Lac des Iles will remain operationally and economically viable;

•                  the advice the Company has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources, environmental requirements and certain legal proceedings is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate; and

•                  financing will be available on reasonable terms.

We cannot assure you that any of these assumptions will prove to be correct.

The words “expect”, “anticipate”, “estimate”, “may”, “could”, “would”, “might”, “will”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed or as development continues.

In light of the risks and uncertainties inherent in all forward-looking statements, including future-oriented financial information, the inclusion or incorporation by reference of forward-looking statements in this AIF should not be considered as a representation by the Company or any other person that the Company’s objectives or plans will be achieved. Numerous factors could cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements, including future-oriented financial information, including the following, which are discussed in greater detail under the heading “Risk Factors” on page 53 of this AIF:

•                  fluctuations in commodity prices;

•                  fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar exchange rate;

•                  the ability of the Company to meet production volume or operating cost estimates;

•                  the accuracy of mineral reserve and mineral resource estimates;

•                  demand for, and cost of, exploration, development and construction services and equipment;

•                  risks related to future exploration;

•                  the Company’s history of losses and the possibility of future losses;

•                  inherent risks and hazards associated with mining and processing operations;

•                  the ability of the Company to maintain projected production levels at the Lac des Iles mine;

•                  interruption of operations at the Lac des Iles mine;

•                  uncertainty related to title of the Company’s mineral properties;

•                  the Company’s dependence on a third party for smelting and refining its metal;

•                  increased competition for exploration, development and construction services and equipment;

•                  the risk that the Company may not satisfy the conditions to the earn-in for the APP or that the APP and Shebandowan properties will not be managed in a way favourable to the Company;

•                  the ability of the Company to obtain external financing to explore and develop its properties;

•                  employment disruptions, including the failure to renew on acceptable terms or at all the collective agreement between the Company and the United Steelworkers of America;

•                  costs of complying with environmental laws and regulations;

•                  costs of complying with government regulations;

•                  the risk that permits and regulatory approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis, on reasonable terms or at all;

•                  risk associated with the process of obtaining and renewing governmental permits;

•                  the ability of the Company to successfully renew mineral claims in Finland;

•                  competition from larger suppliers of platinum group metals and from potential new sources of platinum group metals;

•                  the development of new technology or new alloys that could reduce the demand for palladium or platinum;

•                  loss of key personnel;

•                  the ability of the Company to comply with the terms of its credit facilities and the outstanding convertible notes issued pursuant to a securities purchase agreement;

•                  the ability of the Company’s principal shareholder to control the Company;

•                  risk related to hedging strategy;

•                  lack of infrastructure necessary to develop the Company’s projects;

•                  risks the Company faces in pursuing exploration activities abroad;

•                  risks involved in current or future litigation or regulatory proceedings; and

•                  the ability of the Company to maintain adequate internal control over financial reporting.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements, including future-oriented financial information, contained in this AIF are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including future-oriented financial information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to release publicly any future revisions to forward-looking statements, including future-oriented financial information, to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as required by law. Additionally, the forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying our reasonable belief of the direction of the Company and may not be appropriate for other purposes.

IMPERIAL-METRIC CONVERSION TABLE

Imperial	Metric
1 troy ounce	31.103 grams
1 ton, short	0.907 tonnes
1 troy ounce per ton	34.286 grams per tonne
1 foot	0.305 metres
1 mile	1.609 kilometres
1 acre	0.405 hectares

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

The information in this AIF is presented as at December 31, 2007 unless otherwise indicated.

All dollar amounts referred to herein are in Canadian dollars unless stated otherwise. Unless otherwise indicated, all financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles, which may differ from United States generally accepted accounting principles.

Unless otherwise indicated, all reserve and resource estimates included in this annual information form have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this document uses the terms “measured resources,” “indicated resources” and “inferred resources”.  U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”.  U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by North American Palladium in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this annual information form may not be comparable with information made public by companies that report in accordance with U.S. standards.

CORPORATE STRUCTURE

North American Palladium Ltd. is the successor to Madeleine Mines Ltd., a company incorporated under the Quebec Mining Companies Act by letters patent in 1968.  From 1969 to 1981, Madeleine Mines Ltd. operated a copper mine known as the Madeleine Mine, located near Ste. Anne-des-Monts, Quebec.  In January 1992, Madeleine Mines Ltd. was amalgamated with a federally incorporated company and the amalgamated company was wound up into the parent company, 2750538 Canada Inc.  This entity changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed to North American Palladium Ltd.

In 1991, Lac des Iles Mines Ltd. was incorporated as a subsidiary of Madeleine Mines Ltd. to hold the Lac des Iles mining claims and assets.  In 1994, Lac des Iles Mines Ltd. acquired the remaining 50% interest in the Lac des Iles property from the Sheridan Platinum Group Ltd. to become the sole owner of the property.

The Company’s head and registered office is at 2116-130 Adelaide Street West, Toronto, Ontario M5H 3P5, Canada, telephone: (416) 360-7590, fax: (416) 360-7709.  The Company’s mining operations are located approximately 85 kilometres northwest of Thunder Bay at Lac des Iles, in northern Ontario.

 DESCRIPTION OF THE BUSINESS
AND GENERAL DEVELOPMENTS

Madeleine Mines Ltd., the predecessor of North American Palladium Ltd., acquired a 50% interest in the Lac des Iles property from the Sheridan Platinum Group Ltd. in 1986 under an option agreement that required that the Company bring an open pit mine into production by December 31, 1990 at a minimum production rate of 3,000 tons per day.  In 1994, Lac des Iles Mines Ltd. acquired the remaining 50% interest in the Lac des Iles property from the Sheridan Platinum Group Ltd. to become the sole owner of the property.  In 2000, the Company commenced a $207 million expansion program, which included construction of a new concentrator with a nominal capacity of approximately 15,000 tonnes per day, larger primary and ancillary mining equipment, pre-production stripping, an expanded tailings management facility and new site infrastructure.  Development of an underground mine commenced in the second quarter of 2004, with commercial production being achieved on April 1, 2006.

Three-year History

On October 18, 2005, the Company and Gold Fields Limited (“Gold Fields”) announced the companies have entered into a letter of intent to form a joint venture to further explore mining properties, if justified, and develop a mine at the APP located in Finland.

In March 2006, the Company executed an option earn-in and joint venture with Inco Limited (now Vale Inco) for a land package that encompassed the Shebandowan West Project.

Also in March 2006, the Company entered into a definitive framework agreement for the APP with Gold Fields Limited.  The Company was granted an option to acquire up to a 60% undivided interest in APP including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland.  The Company’s option to acquire its interest in APP will vest upon the Company satisfying the following conditions on or before August 31, 2008: (i) complete a re-scoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million on the APP; and (v) issue 7,381,636 Common Shares to Gold Fields BV in order to earn a 50% interest or 9,227,033 Common Shares to earn a 60% interest.

Upon the Company’s acquisition of an interest in APP, a joint venture of APP will be formed with the Company holding a 60% interest and Gold Fields holding a 40% interest.  Gold Fields has a claw-back right to retain a 50% interest in APP and consideration for such interest will be paid by reducing the number of the Company’s common shares issued to Gold Fields by 20%, from 9,227,033 Common Shares to 7,381,636 Common Shares.  The Company will remain operator of the joint venture which will be managed under a joint venture arrangement.

In 2006, the Company entered into an arranged private placement of US$48.5 million principal amount of convertible notes (the “Convertible Notes Due 2008”) together with warrants to purchase, for four years from the date of their issuance, 50% of the number of common shares underlying the Notes (the “Notes Warrants”), including the placement of US$31 million of the Convertible Notes Due 2008 and related Notes Warrants with Kaiser Francis Oil Company (“KFOC”), the Company’s major shareholder.  On March 28, 2006, the Company settled the pricing for US$35 million principal amount of Series I Convertible Notes Due 2008 (the “Series I Notes”) and the Notes Warrants (the “Series I Warrants”).  On June 13, 2006, the Company announced that it exercised its right to require KFOC to purchase US$13.5 million convertible note (the “Series II Note”) and related common share purchase warrants (the “Series II Warrants”).  The offering is governed by the securities purchase agreement dated March 24, 2006 (the “Securities Purchase Agreement”) among the Company, KFOC and IP Synergy Finance Inc. (“IP Synergy”).

On February 5, 2007, the Company announced that it had entered into a palladium and platinum purchase agreement with Auramet Trading, LLC (“Auramet”) a precious metals merchant, providing for the sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month over a two-year term.  At its election, the Company may receive advance payments not exceeding, at any time, an aggregate maximum amount of US$25 million.

To secure the obligations of the Company under the agreement, the Company granted Auramet a security interest in the concentrates (including the precious and base metal contained therein) mined at the Lac des Iles mine together with the proceeds arising from the sale of the concentrate, and by way of security, an assignment of its smelting and refining agreement with Xstrata Nickel.

On June 23, 2006, the Company completed a private placement of 270,000 flow-through common shares at $12.50 per share for gross proceeds of $3.38 million.  On February 27, 2007 the Company completed a private placement of 550,000 flow-through common shares at $11.00 per share for gross proceeds of $6.05 million.  The gross proceeds for the second offering have been and will be used to expedite work on the Shebandowan West Project.

On October 11, 2007, the Company announced that it had acquired a 100% interest in the prospective portion of the Shawmere Anorthosite Complex, located approximately 110 kilometres southwest of Timmins, Ontario.  The property was acquired by staking 39 claims containing 632 claim units in the Shawmere Anorthosite Complex.  Access to most of the claim group is provided by Highway 101 and existing forest access roads.

The Company is party to an option and joint venture agreement with Vale Inco Limited (formerly CVRD Inco Limited) (“Vale Inco”)

which entitled it to earn a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties, totalling approximately 7,974 hectares.  On December 10, 2007, the Company announced that it had satisfied the condition of the earn-in and had exercised its option to form an operating joint venture with Vale Inco on this property, including the Shebandowan West Property, located west of Thunder Bay, Ontario and within 100 kilometres of the Company’s Lac des Iles mine.  In order to earn a 50% interest in the property, the Company incurred $3 million in exploration expenditures and made cash payments totalling $200,000.  Vale Inco retains the remaining 50% interest in the joint venture.

On December 13, 2007, the Company announced that it had closed its public offering of 18,666,667 units at a price of US$4.00 per unit for total gross proceeds of approximately US$75 million.  Each unit consisted of one common share and one half of a common share purchase warrant of the Company.  Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009.  The Company anticipates that current capital resources are sufficient to meet the needs of the existing operations at the Lac des Iles mine as well as the development of the Shebandowan West project, the development of the upper portion of the OHGZ and further evaluation of APP.

On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day overallotment option granted to the underwriters. After taking the over-allotment exercise into account, the total gross proceeds to the Company from the unit offering were approximately US$86 million.  KFOC also elected to exercise its right to subscribe for 25% of this over-allotment offering.

Business Overview

The following contains forward-looking statements and future-oriented financial information about the Company’s business. Reference should be made to “Forward-Looking Statements” on page 1 and for a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in the following, please see “Risk Factors” beginning on page 53. Additionally, the following description of the Company’s business includes many geological terms that may not be familiar to the reader. For a description of the meaning of some of these terms, please see the “Glossary of Terms” beginning on page 69.

North American Palladium is Canada’s only primary producer of platinum group metals (“PGMs”), producing an estimated 4% of annual global palladium production. While the majority of the Company’s revenue is derived from the sale of palladium, the Company also generates a considerable portion of its revenue from the sale of platinum, nickel, gold, and copper, all of which are by-products of the Company’s palladium mining operations. North American Palladium’s principal properties and projects are the Lac des Iles property (including the Lac des Iles mine and the OHGZ) (the “LDI Property”), the Shebandowan West Project and the APP.

For the financial year 2007, the Company’s revenues totalled $91.8 million for palladium, $31.0 million for platinum, $42.6 million for nickel, $13.0 million for gold and $15.0 million for copper, representing 47%, 16%, 22%, 7%, and 8% respectively of its total consolidated revenues.  For the financial year 2006, the Company’s revenues totalled $75.6 million for palladium, $24.4 million for platinum, $33.3 million for nickel, $9.8 million for gold and $14.8 million for copper, representing 48%, 15%, 21%, 6%, and 9% respectively of its total consolidated revenues.

North American Palladium has 394 employees. Of the Company’s employees, 368 work at the Lac des Iles mine, 8 work at the Company’s finance and administration office in Thunder Bay, 10 work out of an exploration office in Thunder Bay, and 8 work at the Company’s corporate head office in Toronto.  The Company is dependent on a skilled labour force with experience and a knowledge base in the mining sector.  Whether as employees of the Company or independent contractors, this labour force is generally available to the Company from residents in the Thunder Bay area.

Principal Market of Platinum Group Metals

Palladium is one of the six platinum group metals, along with platinum, rhodium, ruthenium, iridium and osmium. Economically, the three most significant PGMs are palladium, platinum and rhodium. The primary use for palladium is in the manufacture of catalytic converters in the automotive industry. It is also used in the manufacture of jewellery and electronics, and in dental and chemical applications.

Supply

Palladium is typically produced as a by-product metal from platinum mines. According to the CPM Group, most of the world’s palladium is produced in Russia (35%), the Republic of South Africa (35%) and North America (12%). Global supply of palladium increased by approximately 3% in 2006 (the last year for which data is available) to 8,437,000 ounces. Of this total, mine production accounted for approximately 7,030,000 ounces (an increase of 3% from the prior year) and secondary recovery of palladium accounted for approximately 1,407,000 ounces.

Demand

Global demand for palladium increased by approximately 11.0% in 2006 to approximately 7,722,000 ounces, primarily as a result of the strong performance of the industries that use palladium and the relative attractiveness and affordability of palladium compared to substitutes (such as platinum, rhodium and gold). The year 2006 represented the third consecutive year of double-digit growth in palladium demand, and the fifth consecutive year of growth in palladium demand overall. Approximately 50% of the global demand for palladium in 2006 stemmed from the automotive industry. The majority of the balance of palladium demand in 2006 stemmed from electronics (16%), jewellery (4%), Chinese demand for electronics and jewellery (10%), dental applications (13%) and other chemical applications (5%).

The primary use for palladium in the automotive industry is in the manufacture of catalytic converters, which reduce harmful vehicle exhaust emissions by converting them into less harmful carbon dioxide, nitrogen and water vapour. Palladium, platinum and rhodium are primary components in catalytic converters. The demand for palladium in the automotive industry has more than doubled in the last ten years due to the larger number of vehicles being manufactured and the tightening of emissions standards that require the use of catalytic converters. Catalytic converters are now included in over 96 percent of new cars. With the palladium price currently substantially below that of platinum, automakers have a strong financial incentive to switch their catalyst formulations for gasoline vehicles from those based on platinum to palladium.

Palladium is also extensively used in the manufacture of jewellery and may be used either on its own or as an alloy in ‘‘white gold.’’ In the electronics industry, palladium is used mainly in the production of multi-layer ceramic capacitors, which are used in electrical components for cellular telephones, personal and notebook computers, fax machines and home electronics. In the dental industry, palladium is widely used in alloys for dental restoration. Additionally, various chemical applications use palladium, including the manufacture of paints, adhesives, fibres and coatings. Palladium is also used in the manufacture of polyester.

A further macroeconomic trend has been increased investor demand for palladium by virtue of its association with other precious metals (e.g., platinum and rhodium). Strong investor sentiment for these precious metals has provided support for a favourable palladium pricing environment.

In 2000, the Company entered into a palladium sales agreement with a major automotive manufacturer for its palladium production, containing a US$325 per ounce floor price and a US$550 per ounce ceiling price.  The contract expired June 30, 2005.  Since that time, the Company has sold palladium and platinum into the spot market, where it is a price-taker.  Its other by-product metals are sold to Xstrata under the terms of a smelting agreement.  See Lac des Iles Mine – Overview – Smelting and Refining.

Lac des Iles Property

Lac des Iles mine

The Company owns and operates the Lac des Iles mine located 85 kilometres from Thunder Bay, Ontario, Canada. The Lac des Iles mine consists of an open pit mine, an underground mine and two processing plants (one of which is currently idle). The primary deposit on the LDI Property is the Roby Zone, a disseminated magmatic nickel-copper-PGM deposit. The Company began mining the Roby Zone in 1993 using open pit mining methods. In April 2006, an underground mine went into commercial production to access a higher grade portion of the Roby Zone. In 2007, the Company produced 286,334 ounces of palladium from the Lac des Iles mine and in 2006, the Company produced 237,338 ounces of palladium from the Lac des Iles mine.

The open pit has a remaining mine life of less than two years at the current rate of production. In light of favourable PGM market conditions, management is assessing the economic viability of a southern extension of the open pit, which could prolong the mine life of the open pit by an additional two to three years. The Company is contemplating commencing production from the upper portion of the OHGZ as the current underground mine ceases operations.

Offset High Grade Zone

The OHGZ is located on the Lac des Iles property and was discovered by the Company’s exploration team in 2001. The OHGZ is believed to be the fault displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. A mineral resource estimate was prepared by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) in October 2007. The report showed that the OHGZ has significantly more mineral resources than the current underground mine at the Roby Zone at similar grades, while still being open along strike to the north, south and at depth.

From May to October 2007, the Company completed approximately 18,000 meters of infill drilling in the upper 300 meters of the OHGZ, with the objective of upgrading that portion of the mineral resources to the measured and indicated categories. The Company has begun to receive assay results and anticipates updating its mineral resources estimate for the OHGZ in the second quarter of 2008. The Company’s objective is to commence production from the OHGZ as the current underground mine reaches the end of its mine life in 2010.

In September 2007, the Company engaged two consulting firms, Micon International Limited and Nordmin Engineering Ltd., to prepare a scoping study. The scoping study will examine the economic viability of several exploitation scenarios for the OHGZ, including a continuation of the ramp from the current underground mine, a series of conveyors or a shaft option. A report on the results of this preliminary economic assessment is nearing completion and the Company anticipates releasing the results during the second quarter of 2008.

An exploration drilling program is also currently in progress to search for the deep limits of the OHGZ. To date, the OHGZ has been traced to a depth of 1,300 meters below surface, and along a strike length of approximately 600 meters.

Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. In order to earn its 50% interest, the Company incurred $3.0 million in exploration expenditures and made $0.2 million in cash payments. The properties contain a series of nickel copper-PGM mineralized bodies and the land package totals approximately 7,974 hectares. These properties are located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company’s Lac des Iles mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco’s back-in right.

The Shebandowan West Project encompasses three shallow mineralized zones known as the West, Road and “D” zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine in an area known as the Shebandowan West district. The Shebandowan West Project’s nickel copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine orebody. The former Shebandowan mine, which was in operation from 1972 to 1998, produced 8.7 million tonnes of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 g/t PGM and gold.

Management is considering a mine development scenario that would entail excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the Lac des Iles property for processing at the original mill on the Lac des Iles property. The original mill at Lac des Iles has been idle since 2001 and the Company believes that it could be refurbished quickly and at a relatively low cost. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.

A Technical Report in compliance with National instrument 43-101 disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007. In December 2007, the Company retained SRK Consulting to prepare a preliminary economic assessment of the ramp-accessed mine scenario. The results of this report are expected in the second quarter of 2008.

Community consultations and baseline environmental sampling are ongoing and completion of bulk sampling, process and design are expected to be completed during the first half of 2008. If plans proceed as expected, production at the Shebandowan West Project could commence in 2009.

Arctic Platinum Project

The APP is an advanced stage PGM-nickel-copper exploration project located approximately 60 kilometres south of the city of Rovaniemi, Finland. To date, three areas of the APP have been explored by North American Palladium: the Suhanko deposits, the Narkaus deposits and the Penikat deposits.

The Company is party to an agreement with Gold Fields entitling it to earn up to a 60% interest in a series of mining licenses and claims known as the APP. The agreement is subject to a back-in right in favour of Gold Fields which, if exercised, would decrease the Company’s interest to a 50% share. Upon satisfaction of the earn-in requirements, North American Palladium will have a casting vote at meetings of the joint venture partners, other than with respect to matters requiring a special majority vote.

In order to exercise the option, on or before August 31, 2008, the Company must: (i) complete a re-scoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million on the APP; and (v) issue 7,381,636 Common Shares to Gold Fields BV in order to earn a 50% interest or 9,227,033 Common Shares to earn a 60% interest. To date, the Company has completed the re-scoping study, incurred over US$11.6 million in expenditures and has commissioned a feasibility study. The Company believes that it will be in a position to satisfy the conditions of the earn-in on or before August 31, 2008.

Management has been examining a development scenario consisting of two nickel copper-PGM open pit mines at two of the deposits that comprise the Suhanko area, the Ahmavaara and Konttijarvi deposits, which are located three kilometres from each other. The nickel copper-PGM bearing material would be processed through a centrally located concentrator at a nominal throughput rate of 5.0 million tonnes per year. PGM-nickel copper bearing concentrate would be transported 125 kilometres by truck to a port facility located at Kemi, Finland and shipped to smelting and refining facilities for final extraction of the contained metals.

On October 30, 2007, the Company released the results of a scoping study by Aker Kvaerner on the two main mineral deposits in the Suhanko area, Ahmavaara and Konttijarvi, which indicated that the mineral resources could potentially support a 20-year mine life at approximately 7.5 million tonnes per annum. The Company has retained Aker Kvaerner to prepare a definitive feasibility study for the Suhanko project to build upon the recommendations in the scoping study. The Company has also contracted with a 30-year veteran of the mining industry to oversee the feasibility study and other work at the APP as the Company moves closer to satisfying its earn-in conditions.

An infill drilling campaign at the Ahmavaara deposit was completed earlier in 2007 and the assay results of the final 26 holes of the 83-hole drilling program were reported on October 22, 2007. Micon International Limited has now been engaged to conduct the update of the mineral resource estimates, which will include the results from the Ahmavaara infill drilling campaign. Micon will also conduct the open pit designs and optimization.

Bulk sampling of the Ahmavaara and Konttijarvi deposits was also completed in October 2007 in advance of pilot plant test work. A program of bench scale metallurgical testing has been completed in support of a pilot plant test that commenced in December 2007 and was completed in February 2008. The pilot plant test provided samples that will be tested by smelters that have been identified for the concentrate marketing strategy and will allow the Company to pilot a flowsheet. In October 2007, the Company commenced discussions with various smelters, and follow-up meetings are planned now that samples are available. Initial smelting proposals in support of the feasibility study are anticipated by May 2008.

Grassroots Exploration

In addition to its operating mine and three advanced exploration projects, grassroots exploration is an important ongoing part of the Company’s growth strategy.

North American Palladium is constantly examining PGM and nickel opportunities, particularly the exploration potential around the Company’s Lac des Iles mine, on the Haines and Conacher property surrounding the Shebandowan West Project and at various satellite deposits at the APP. Management believes that the Company is well positioned to partner with other PGM exploration companies in Canada, given the existing infrastructure at the Lac des Iles mine and the Company’s years of experience in mining PGM-nickel deposits. From time to time, the Company enters into confidentiality agreements with junior mining companies or individual prospectors to assess the prospective nature of their land holdings. In addition, management believes that the consolidation in the nickel industry may result in joint venture or acquisition opportunities for the Company as the major nickel companies seek to shed non-core assets.

The Company recently staked 39 claims containing 632 claim units at the Company’s Shawmere Project, located approximately 110 kilometers southwest of Timmins, Ontario, Canada. The Company intends to conduct a grassroots exploration program to assess the area’s potential for hosting PGM-nickel-copper mineralization similar to that found at its Lac des Iles mine.

Mineral Reserve and Mineral Resource Estimates

The table below sets forth estimated mineral reserves and resources as at December 31, 2007 for the Lac des Iles mine (including the OHGZ), as at August 9, 2007 for the Shebandowan West Project and as at September 1, 2006 for the APP, in each case as calculated pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The information under the heading “North American Palladium Projected Share of Project Resources” assumes a net inventory to North American Palladium of 50% for the Shebandowan West Project and 60% for the APP. The Company’s interest in the Shebandowan West Project could be reduced to 40% upon the exercise by Vale Inco of a claw-back right. Assuming successful completion of its earn-in requirements at the APP, the Company’s interest is initially expected to be 60%, which could be reduced to 50% upon the exercise by Gold Fields of a claw-back right.

Lac des Iles Reserves(1)(2)(8)

Property	Reserves	Tonnes	Pd	Pt	Au	Cu	Ni	Pd	Pt
		(000)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000 oz)	(000 oz)

Open Pit	Proven	5,102	2.44	0.21	0.20	0.07	0.09	399	35
	Probable	6,139	1.31	0.14	0.11	0.04	0.07	258	29
	Proven and Probable	11,241	1.82	0.18	0.15	0.06	0.08	658	63
Underground	Probable	2,282	6.56	0.39	0.32	0.06	0.08	481	29

North American Palladium Share of Project Resources(2)(3)(8)

Property	Resources	Tonnes	Pd	Pt	Au	Cu	Ni	Pd	Pt
		(000)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000 oz)	(000 oz)

LDI Open Pit(1)	Measured	8,259	1.67	0.22	0.13	0.06	0.08	444	59
	Indicated	13,775	1.18	0.15	0.09	0.04	0.06	523	68
	Measured and Indicated	22,034	1.36	0.18	0.10	0.05	0.07	966	127
LDI Underground(1)	Indicated	4,576	6.09	0.40	0.58	0.11	0.12	896	58
	Inferred	12,921	5.27	0.38	0.37	0.17	0.12	2,188	158
Shebandowan(4)(5)	Measured	368	1.19	0.37	0.22	0.66	0.89	14	4
	Indicated	924	1.05	0.33	0.23	0.60	0.92	31	10
	Measured and Indicated	1,292	1.09	0.34	0.23	0.62	0.91	45	14
	Inferred	171	0.97	0.27	0.18	0.61	1.11	5	2
APP(6)(7)	Measured	27,644	1.08	0.26	0.11	0.17	0.07	960	231
	Indicated	63,857	1.06	0.24	0.12	0.20	0.08	2,176	493
	Measured and Indicated	91,501	1.07	0.25	0.12	0.19	0.08	3,148	735
	Inferred	15,239	1.04	0.25	0.11	0.17	0.07	510	122

Total Project Resources (joint ventures)(2)(3)(8)

Property	Resources	Tonnes	Pd	Pt	Au	Cu	Ni	Pd	Pt
		(000)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000 oz)	(000 oz)

Shebandowan(4)	Measured	736	1.19	0.37	0.22	0.66	0.89	28	9
	Indicated	1847	1.05	0.33	0.23	0.60	0.92	62	20
	Measured and Indicated	2583	1.09	0.34	0.23	0.62	0.91	91	28
	Inferred	342	0.97	0.27	0.18	0.61	1.11	11	3
APP(6)	Measured	46,074	1.08	0.26	0.11	0.17	0.07	1,600	385
	Indicated	106,428	1.06	0.24	0.12	0.20	0.08	3,627	821
	Measured and Indicated	152,502	1.07	0.25	0.12	0.19	0.08	5,247	1,226
	Inferred	25,398	1.04	0.25	0.11	0.17	0.07	849	204

Notes:

(1)   The mineral reserve and resource estimates for the LDI Property other than the OHGZ were prepared by David Penna, P.Geo. (a “qualified person” under NI 43-101), using a cut-off grade of 1.1 g/t Pd for the open pit and 4.5 g/t Pd for the underground, assuming long-term prices of US$325/oz Pd, US$1,000/oz Pt, US$550/oz Au, US$11/lb Ni and US$2.50/lb Cu. Mr. Penna is an employee of the Company, where he holds the position of Chief Geologist at the Lac des Iles mine. The mineral resource estimates for OHGZ were prepared by Richard E. Routledge, M.Sc., P. Geo. of Scott Wilson RPA. (a “qualified person” under NI 43-101), using a 3.6 g/t Pd equivalent cut-off grade. The open pit resources are reported as grade diluted blocks but are stated on an in-situ basis.

(2)   Due to rounding differences, total contained ounces of measured and indicated resources of Pd and Pt may not be equal to the sum of these two mineral resource categories.

(3)   Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulators, the SEC does not recognize them. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)   The mineral resource estimates for the Shebandowan West Project were prepared by F.H. Brown, CPG, Pr. Sci. Nat. (a “qualified person” under NI 43 101) using a cut-off grade of US$60.00 NSR and 18-month trailing average metal prices of US$300/oz Pd, US$750/oz Pt, US$400/oz Au, US$7/lb Ni and US$1.50/lb Cu.

(5)   Assumes a net inventory to North American Palladium of 50% for the Shebandowan West Project. After successful completion of its earn-in requirements, the Company’s interest is 50%, which could be reduced to 40% upon the exercise by Vale Inco of a claw-back right.

(6)   The mineral resource estimates for the APP were prepared by F.H. Brown, CPG, Pr. Sci. Nat. (a “qualified person” under NI 43 101) using a cut-off grade of 1.0 g/t Pd equivalent cut-off grade and 18-month trailing average metal prices of US$344/oz Pd, US$1,222/oz Pt, US$644/oz Au, US$15.27/lb Ni and US$3.26/lb Cu.

(7)   Assumes a net inventory to North American Palladium of 60% for the APP. Assuming successful completion of its earn-in requirements at the APP, the Company’s interest is initially expected to be 60%, which could be reduced to 50% upon the exercise by Gold Fields of a claw-back right.

(8)   Pd and Pt ounces are stated as contained ounces. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade.

MINERAL PROPERTIES

The Company’s material properties consist of one operating mine and three advanced staged exploration projects. The following describes key aspects of the Company’s material properties. Please refer to the various reports prepared in accordance with NI 43-101 discussed below for a further description of these properties, including their location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Lac des Iles Mine

Overview

At the request of the Company, Scott Wilson RPA prepared a mineral reserve and mineral resource estimate for the LDI Property, including the open pit mine, the underground mine and the OHGZ. Graham Clow, P. Eng., Leo Hwozdyk, P.Eng., Deborah A. McCombe, P.Geo. and Ian T. Blakley, P.Geo. (collectively referred to in this section as the “LDI Consultants”), prepared a report dated October 29, 2007 entitled “Technical Report on Lac des Iles Project, Thunder Bay, prepared for North American Palladium Ltd.” (the “LDI Report”). Each of the LDI Consultants is a “qualified person” under NI 43-101 and is independent of the Company.

The following description of Lac des Iles has largely been summarized from the LDI Report, which is available for review on the internet via the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com under North American Palladium’s profile.

The Company owns and operates the Lac des Iles mine, which is located approximately 85 kilometres northwest of the city of Thunder Bay, Ontario, Canada. The mine consists of an open pit mine, an underground mine, the OHGZ, a processing plant with a nominal capacity of approximately 15,000 tonnes per day, and the original mill (which is currently idle) with a nominal capacity of approximately 2,400 tonnes per day. The primary deposit on the property is the Roby Zone, a PGM deposit.

Mining Operations

The Company began mining the Roby Zone in 1993 using open pit mining methods. Ore and waste from the open pit is mined using conventional hydraulic 27 cubic metre and 23 cubic metre shovels, 190 tonne trucks, 187 millimetre blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

Development of the underground mine began in the second quarter of 2004 in order to access the higher grade portion of the Roby Zone. The underground deposit lies below the ultimate pit bottom of the open pit and extends to a depth of approximately 660 metres below the surface where it is truncated by an offset fault. Commercial production from the underground mine began on April 1, 2006.  For the 2007 fiscal year, the underground mine had an average head grade of 5.79 g/t Pd.

The chosen mining method for the underground mine is sublevel retreat longitudinal longhole stoping with no fill. The mining block interval is 70 metres floor to floor including a 15 metre to 25 metre sill pillar below each haulage level. Stopes are 45 metres to 55 metres high by the width of the ore body. Total intake ventilation for the mine is designed to be 205 cubic metres per minute. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

The open pit has a remaining mine life of less than two years at the current rate of production. In light of favourable PGM market conditions, management is assessing the economic viability of a southern extension of the open pit, which could prolong the mine life of the open pit by an additional two to three years. The Company is contemplating commencing production from the upper portion of the OHGZ as the current underground mine ceases operations.

Milling Operations

In 2001, a new concentrator facility was commissioned with a nominal design capacity of 15,000 tonnes per day. The processing operation utilizes a conventional flotation technology to produce a palladium rich concentrate that also contains platinum, nickel, gold and copper.

Ore is first crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream can be split so that a portion is crushed in the secondary crusher producing a fine material feed which is then combined with the coarse feed. This mixture of coarse and fine material feeds to the SAG mill to increase mill throughput. In 2005, modifications were made to the secondary crusher, including the installation of a slide gate and better control feed distribution. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then feeds a flotation circuit that is comprised of rougher/scavengers and four stages of cleaning. The flotation circuit in the old concentrator is currently connected to the new concentrator to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters.

In 2007 the concentrator processed 5,006,383 tonnes of ore or 13,716 tonnes per calendar day at an average palladium head grade of 2.39 grams per tonne and an average palladium recovery of 74.8%.  In 2006, the concentrator processed 4,570,926 tonnes of ore or 12,523 tonnes per calendar day at an average palladium head grade of 2.18 grams per tonne and an average palladium recovery of 74.0%.

Production costs per tonne of ore milled were $24.98 in 2007 and $24.60 in 2006. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were approximately 164 per ounce of palladium for 2007 as compared to approximately US$201.00 per ounce of palladium in 2006.

The following table sets forth the tonnes milled and the metal production of the concentrate for each of the five years ended December 31, 2007:

	Year Ended December 31,
	2003	2004	2005	2006(1)	2007
PALLADIUM
Ore milled (tonnes)	5,159,730	5,298,544	4,780,599	4,570,926	5,006,383
Head grade (g/t)	2.31	2.41	1.66	2.18	2.39
Recovery (%)	75.5	75.2	69.6	74.0	74.8
Mill Availability	91.1	88.4	86.5	86.5	91.1
Production (oz)	288,703	308,931	177,167	237,338	286,334
BY-PRODUCT METALS
Platinum (oz)	23,742	25,128	18,833	22,308	24,442
Nickel (lbs)	4,070,785	4,320,970	2,353,227	2,721,042	3,066,973
Copper (lbs)	7,142,674	7,836,183	5,514,670	5,155,588	5,536,044
Gold (oz)	23,536	25,679	14,308	17,237	20,092

Note:

(1)          The underground mine at Lac des Iles went into commercial production on April 1, 2006.

Facilities and Infrastructure

In addition to the 15,000 tonnes per day concentrator, the Company’s Lac des Iles mining operation includes a 2,400 tonnes per day mill, which has been idle since 2001. Nordmin Engineering Ltd. has estimated that this original mill could be refurbished and rendered operational relatively quickly and economically. This would enable the Company to process material from the Shebandowan West Project or elsewhere in a separate flotation circuit, thereby ensuring that the quality of the concentration produced from the Lac des Iles ore remains unaffected by co-mingling with secondary feeds.

The Company’s Lac des Iles mining operation also includes an assay laboratory, a warehouse, an electrical shop, a three bay truck shop to service the larger haul trucks, an operations camp, a water treatment plant, a propane storage facility, a fuel storage area, low grade stockpile areas, rock storage areas, tailings storage areas and an electrical substation. Power is delivered to the site by a 65 kilometre power line, which ties directly into the northwestern Ontario power grid.

The present tailings management facility (the “TMF”) at the Lac des Iles mine has been operating since 1990. The TMF is an industrial waste impoundment structure, where erosion is minimized, runoff is managed, water is returned to the concentrator as needed and excess water is stored until it can be treated and released. The design of the operation is expected to facilitate closure and reclamation of the facility at the end of mine life. An expansion of the TMF began in 2007, which is expected to have sufficient capacity to hold all of the tailings generated until the end of the current mine life.

Smelting and Refining

The Company currently delivers all of its concentrate to Xstrata Nickel (formerly Falconbridge Limited) (“Xstrata”) for treatment under a contract that was renegotiated during the second quarter of 2007 for a three-year term that expires on March 31, 2010. This agreement may be extended for two additional one-year terms by the mutual agreement of the parties. The concentrate is delivered by truck to Xstrata’s Sudbury, Ontario smelter operations where the nickel and copper are extracted. The PGM and gold bearing material is then further processed at Xstrata’s refining operations in Kristiansand, Norway. Under the agreement, the Company has a precious metal take-back of refined palladium and platinum, which the Company has historically exercised. The balance of the recovered metals is settled in cash.

Sales of metals in concentrate are recognized in revenue (net of royalties, treatment, refining and other charges) in Canadian dollars when concentrate is delivered to the Xstrata smelter in Sudbury for treatment. Final pricing is determined by quoted market prices at the time that the refined metal is sold, which can be up to six months later. Accordingly, revenue in a quarter is based on current U.S. dollar denominated commodity prices for sales occurring in the quarter and ongoing pricing adjustments from prior sales that were recognized in the Company’s revenue but remained subject to final pricing. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, not including other variables, a weakening in the Canadian dollar relative to the U.S. dollar will result in additional revenues and a strengthening in the Canadian dollar relative to the U.S. dollar will result in reduced revenues. Effective April 1, 2007, the amount of the final pricing adjustment recognized on any commodity price changes will also be reduced by any price participation deductions as provided for in the Company’s smelting and refining agreements. The Company does not currently hedge against currency and commodity price fluctuations while concentrate is awaiting settlement. See “Risk Factors – Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company’s results of operations.”

Metal Sales

In 2007, the Company sold palladium both into the spot market and to Auramet, under a palladium and platinum advance purchase facility (the “Purchase Facility”) that the Company entered into in January 2007. Palladium revenue from such sales totalled $91.8 million and represented 47% of the Company’s consolidated revenues for that year. The purchase facility provides for the sale, at the Company’s option, of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. Under the terms of the facility, the Company may receive advance payments not exceeding, at any time, an aggregate maximum of US$25 million. The purchase price may be fixed or provisional. For fixed pricing, the Company may price at either: (i) Auramet’s current market bid price at the time of the transaction, or (ii) market limit orders, as defined under the terms of the agreement. In the case of provisional pricing, it is determined based on the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case, such pricing will reflect the forward value corresponding to the scheduled delivery date. Each advance payment is subject to a discount and, upon the delivery of the precious metals to Auramet, the Company is paid the difference between the advance payment and the purchase price. To secure the obligations of the Company under the agreement, the Company has granted to Auramet a security interest in the concentrates mined at the Lac des Iles mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement with Xstrata.

In 2006, all palladium production was sold into the spot market with one or more commodity dealers and manufacturers. Revenues from such sales totalled $75.6 and represented 48% of the Company’s consolidated revenues for that year. From January 2000 to June 2005, the Company sold all of its palladium production to an automotive manufacturer under a contract with a US$325/oz floor price and a US$550/oz ceiling price on .50% of its production.

Royalties

Production from the Lac des Iles mine and any future production from the OHGZ is subject to a royalty agreement with the Sheridan Platinum Group Inc. and John Patrick Sheridan (together, the “Sheridan Group”). Under the agreement, the Company is required to pay the Sheridan Group a royalty equal to 5% of net cash proceeds received from concentrates and other products produced on the Lac des Iles property. Net cash proceeds are calculated as proceeds from the sale of concentrates after deducting; (i) the costs of sampling, assaying, transporting and insuring the concentrate; (ii) smelter processing and refining charges and penalties (excluding the Company’s own processing costs); and (iii) all applicable taxes and royalties that must be paid in respect of the mining operations. In respect of palladium and platinum, the Sheridan Group has the option to be paid in kind and, to date, have elected to exercise this payment option.

Labour Matters

Employees at the Lac des Iles mine are either salaried or paid hourly. The hourly employees at the Lac des Iles mine, other than supervisors, are members of United Steelworkers of America, Local 9422. In 2006, the Company and the union signed a new three-year collective agreement that expires on February 23, 2009.

Employees live at the mine site during their work week and most have homes in Thunder Bay, Ontario, a city of approximately 110,000 people with an international airport, rail service and port facilities on Lake Superior.

The underground development work at Lac des Iles is currently being conducted using contractors, given the general shortage of, and significant competition for, skilled underground miners. Underground mining activities at the Lac des Iles mine are conducted by Company employees, which may be supplemented from time to time by contractors for specialized projects or during periods where manpower is insufficient to meet production levels.

Offset High Grade Zone

Overview

The OHGZ is located on the Lac des Iles property and was discovered by the Company’s exploration team in 2001. The OHGZ is believed to be the fault displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. A mineral resource estimate prepared by Scott Wilson RPA in October 2007 estimated that the OHGZ has more than three times the mineral resources of the current underground mine at the Roby Zone at similar grades, while still being open along strike to the north, south and at depth.

From May to October 2007, the Company completed approximately 18,000 meters of infill drilling in the upper 300 meters of the OHGZ, with the objective of upgrading that portion of the mineral resources to the measured and indicated categories. The Company has begun to receive assay results and anticipates updating its mineral resources estimate for the OHGZ in the second quarter of 2008. The Company’s objective is to commence production from the OHGZ as the current underground mine reaches the end of its mine life in 2010.

In September 2007, the Company engaged two consulting firms, Micon International Limited and Nordmin Engineering Ltd., to prepare a scoping study. The scoping study will examine the economic viability of several exploitation scenarios for the OHGZ, including a continuation of the ramp from the current underground mine and shaft options. A report on the results of this preliminary economic assessment is nearing completion and the Company anticipates releasing the results during the second quarter of 2008.

An exploration drilling program is also currently in progress to search for the deep limits of the OHGZ. To date, the OHGZ has been traced to a depth of 1,300 meters below surface, and along a strike length of approximately 600 meters.

Project Description and Location

The LDI Property comprises approximately 86.4 square kilometres of mineral claims and leases. The LDI Property is located at Latitude 49°10’ North, Longitude 89°37’ West, 85 kilometres northwest of the community of Thunder Bay in northwestern Ontario. The mine, mill and tailings impoundment area lie in the Boreal Forest ecoregion, characterized by typical northern Ontario forest with numerous lakes and beaver swamps.

The mine site straddles the Spruce River and the Dog River/Matawin Forests. The land surrounding the mine is Crown Land with limited access, and was historically used primarily for recreation, forest resource extraction, and trapping. The Lac des Iles mine is the only developed mine in the area. The mine area is part of a registered trap line. LDI co-operates with the Sustainable Forest Licence holders, utilizing the area to ensure that marketable timber on the mine site is harvested.

LDI holds six mining leases comprising 3,416.3 hectares. Contiguous with these leases are 54 mineral claims consisting of 331 claim units covering 5,119.1 hectares, for a total property area of 8,535.3 hectares. LDI owns the surface rights to some but not all the claims and leases.

The Company is required to pay a royalty to the Sheridan Group equal to 5% of the net cash proceeds from mining operations on the LDI Property until the expiration of the Lac des Iles leases. All mining operations at the Lac des Iles mine are, and all future operations at the OHGZ will be, on the mining leases covered by the royalty agreement with the Sheridan Group.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to the site is via a paved provincial highway from Thunder Bay and then via a 15 kilometre all-weather private road to the mine site. The site itself is served by well-maintained hard surface roads.

Climate

The Lac des Iles area experiences hot summers and cold, snowy winters. Maximum and minimum temperatures range from an extreme low of -30°C in the winter months to an extreme high of 38°C in the summer months. Winter lows of -30°C are not uncommon in January and February. Mean annual precipitation at the LDI Property is approximately 714 millimetres. The area is snow-covered for approximately five and a half months per year, with monthly snowfalls ranging from 270 millimetres to 450 millimetres in winter. Prevailing winds at the Lac des Iles mine are from the northwest. The relative humidity ranges from 50% to 77%. Weather conditions are rarely severe enough to halt mining operations and generally the only issue is related to safe traction on the access roads and ramps within the open pit mine. Mill operations are enclosed and are therefore not exposed to the weather other than feed inputs. LDI does not budget for weather related shutdowns in the mines.

Local Resources

Thunder Bay, with a population of approximately 110,000, is the major service center for northwestern Ontario and provides most of the services required by the mining operation. This includes an airport with regular daily service to and from major Canadian cities, rail connections, and ocean access via the Great Lakes and St. Lawrence Seaway.

Most mine and mill consumables including fuel, cement and propane are readily available in Thunder Bay. Due to the project’s proximity to Thunder Bay, the Lac des Iles mine has had recent success in hiring experienced staff and personnel with considerable mining and processing expertise. Most staff operate on a 4 day on / 3 day off or 7 day on / 7 day off shift. Contract miners operate on a 28 day in / 14 day out schedule.

Infrastructure

The main facilities of the mine are the old camp area, the new camp area, the main office and tire shop, the old mill area, the new mill area, which includes the open pit shops, warehouse and operational offices, the old concentrator building, the open pit and stockpile area, the underground portal and related ventilation accesses, and the TMF.

A 324-person capacity camp and recreational complex was built in conjunction with the construction of the new mill. This facility was expanded in 2006 to accommodate the underground workforce and now has a 460-person capacity camp.

All purchasing is handled by the on-site staff, with regular freight movement between the Lac des Iles mine site and Thunder Bay. On-site warehouse space accommodates spares for open pit and underground mining as well as milling operations. The trucking contractor maintains a transhipping warehouse in Thunder Bay for Lac des Iles material. Road access to the site is adequate for moving in most materials, including oversize mining equipment.

Waste dumps and ore stockpiles of various grades have been established on the surface near the concentrator facilities. One significant aspect is that the waste rock from pit walls is relatively benign and classified as non-acid generating. Similar waste rock from the underground workings is placed as fill in the mined underground stopes.

Tailings from the mill are deposited and water reclaimed for use in the concentrator. The TMF is presently being expanded to meet life of mine capacity.

Water and sewer services are supplied independently for each facility and are considered by the Company to be adequate for current needs. Expansion of potable water and sewer services were completed for the underground workforce additions. Electrical power is supplied by Hydro One via a 118 kV line to a main substation on site. Site distribution is maintained by Lac des Iles and consists of 4,160 V overhead lines around the site. There is a services agreement with the provincial utility currently in place.

Physiography

The Lac des Iles mine is located in northwestern Ontario which lies within the Superior Province of the Canadian Precambrian Shield, a boreal forest region typified by uplands forested mostly by black spruce, birch, poplar and jack pine, and low areas of numerous lakes and treed swamps. Drainage is poorly integrated and generally south to Lake Superior. Local land use is primarily forestry related. The topography of the site is favourable for the placement of facilities, being generally of low relief. Elevations on the property range from 418 metres above sea level to 550 metres above sea level, exclusive of the open pit.

History

Significant palladium mineralization was first discovered in the Roby zone in 1963 by prospectors. Various exploration programs were undertaken over the next 25 years by a number of companies, including Gunnex, Anaconda, Texas Gulf Sulphur, and Boston Bay Mines.

In 1990, Madeleine Mines Ltd. developed the property. After intermittent production and continuing capital expenditures, commercial open pit production of the Roby Zone was achieved in December 1993. The Company was formed as an outcome of corporate reorganization. In 2000, LDI commenced an expansion program at the Lac des Iles mine and a new mill was commissioned in the second quarter of 2001, which achieved its nominal rated 15,000 tonnes per day throughput in August 2002.

A major Phase 4 push back of the south and east pit wall was undertaken in 2004-2005, with waste removal of upper benches completed in 2005. In 2006, the open pit mine was redesigned to address south wall stope stability issues. This pit redesign was finalized in September 2006.

From 1999 to 2001, the Company’s exploration arm carried out an extensive drilling campaign on behalf of LDI that identified mineralization at depth, below the ultimate pit bottom. The drilling identified two zones with potential for underground mining: the Main High Grade Zone and the Offset Zone.

On July 31, 2003, Roscoe Postle Associates Inc. (“RPA”) completed a positive pre-feasibility study for underground mining of the Main High Grade Zone (down dip extension of the open pit Main Zone) at the Lac des Iles mine on behalf of LDI. Subsequently, RPA completed a feasibility study for the underground mine dated February 27, 2004. The study proposed to develop a 2,000 tonnes per day underground mine to run concurrently with the existing open pit mine. A NI 43-101 Technical Report by RPA dated April 2, 2004, summarized LDI’s underground project at the mine as of March 31, 2004.

Underground development on the High Grade Zone below the Roby pit started in 2004, with the ramp developed and the zone accessed in late 2005. Development muck was delivered to the concentrator in December 2005 and underground commercial production began in April 2006.

The Offset Zone was discovered in 2001 by the Company. The Offset Zone is subdivided into the OHGZ and the adjacent Roby Footwall Zone (the “Offset Zones”). The OHGZ is the fault offset, down dip extension of the High Grade Zone that is currently being mined underground below the Roby open pit at the Lac des Iles mine. From 2001 to 2006 some 63 holes totalling 62,022 metres from both underground and surface diamond drilling programs have explored the Offset Zones. The 2006 drilling was planned to confirm grade continuity at hole spacing in the zone of 50 metres by 50 metres and upgrade a portion of the inferred resources to indicated resources. From May to October 2007, the Company completed approximately 18,000 meters of infill drilling in the upper 300 meters of the OHGZ, with the objective of upgrading that portion of the mineral resources to the measured and indicated categories.

On February 23, 2007 Scott Wilson RPA completed an independent estimate of Mineral Resources of the Offset Zones. The OHGZ has been traced from 311,600N to 312,125N on strike (525 metres) and vertically from —60 RL to —550 RL (490 metres) at depths of 575 metres to 1,065 metres. The current 2007 drilling program is being completed from a 5095RL exploration drift targeting the OHGZ and the Roby Footwall Zone.

Geological Setting

Regional Geology

The Lac des Iles area is underlain by mafic to ultramafic rocks of the Archean Lac des Iles Intrusive Complex. These rocks have intruded granites and greenstones of the Wabigoon Subprovince of the Superior Province. The Lac des Iles Intrusive Complex lies immediately north of the Wabigoon Quetico subprovince boundary, which extends some 300 kilometres from Rainy Lake to Lake Nipigon. The Lac des Iles Intrusive Complex is the largest of a series of mafic and ultramafic intrusions that occur along the boundary and which collectively define a 30 kilometre diameter circular pattern in the Lac des Iles mine area.

Local and Property Geology

The mine lies in the southern portion of the Lac des Iles Intrusive Complex, in a roughly elliptical intrusive package measuring 3 kilometres long by 1.5 kilometres wide. These rocks, locally termed the Mine Block Intrusive (“MBI”), comprise a very wide range of textures and mafic and ultramafic compositions. The MBI is host to a number of PGM deposits, and the most important of these is the Roby Zone. The Roby Zone consists of three subzones: the North Roby Zone, High Grade Zone, and Breccia Zone. The main area of economic interest for underground mining is the High Grade Zone of the Roby Zone, extending beneath the open pit mine and the OHGZ, a fault displaced depth extension of the High Grade Zone.

High Grade Zone Ore is hosted mainly within a portion of a 15 metre to 25 metre thick unit of occasionally sheared PXN/melanogabbro. A host to high-grade PGM mineralization, it is located in the east central portion of the Roby Zone, bounded by the barren EGAB hangingwall and HGABX hosted Breccia Ore to the west. The High Grade Zone is primarily confined to a 400 metre long segment of the PXN, although it does extend northward into the GN. The High Grade Zone, striking north northwest to north northeast, dips near-vertically near surface and flattens to nearly 45º at depth. The zone appears to be terminated down dip by a relatively shallow dipping fault, the Offset Fault.

Below this structure, the OHGZ, a higher grade zone similar to the High Grade Zone, has been intersected in drill holes, where it is displaced down and approximately 300 metres to the west. Within the wireframed OHGZ, the palladium mineralization is hosted in approximately 37% heterolithic gabbro breccia, 32% pyroxenite, 16% gabbro and gabbro breccias. Approximately 3% of the zone is occupied by late dikes (dilution). Higher grade portions of the Roby Footwall Zone, in the footwall of the OHGZ, are hosted 60% by heterolithic gabbro breccia and 31% by vari-textured gabbro, gabbro and gabbro norites with dilution by approximately 1% late dikes.

Exploration

Since the early 1960s the LDI Property has been mapped by several companies. The first detailed mapping of the Roby Zone was conducted by LDI between 1992 and 1994. During this period, the eastern part of the zone was stripped of overburden, then mapped and sampled. This program continued in 1995 over the South Roby area. In 1998, the area between the south pit and the main pit was stripped, mapped and channel sampled. In 1999, this program was expanded to the area east of the Roby pit and resulted in the discovery of the mineralized Twilight Zone and several other zones of mineralization. The Baker, Moore and Creek zones have been explored sporadically over the last ten years and at present there are no plans for further exploration of these areas.

The Offset Zone was discovered in 2000 and 39 holes (35,363 metres) were drilled in, and immediately above, the zone during 2000 and 2001 to explore the zone. In 2001, geological interpretations of available data were initiated and a large east west striking oblique-slip fault with an offset throw of 300 metres (to the southwest) was interpreted to displace the down plunge extent of the high grade ore. Two holes for 2,783 metres were drilled in the zone in 2003 and 2004. Fifteen additional holes (18,230 metres) were drilled in 2005.

In 2006, LDI spent approximately $1.5 million for diamond drilling to better define and upgrade a portion of the OHGZ to an inferred resource. As of 2005, drill hole intercepts within the Offset Zones were generally spaced at 120 metres to 140 metres. The 2006-2007 infill drilling program was designed to tighten the spacing to approximately 50 metres by 50 metres in and around some of the wider intercepts. Eight wedge offset holes (5,663 metres) were drilled from two surface holes to fill in on certain sections and close the hole spacing, allowing for classification of some of the inferred resources as indicated resources.

Development of the 5095RL underground exploration drift that began in 2006 was completed in April 2007 at a total cost of $2 million. The underground exploration drift off from 5095RL is currently being drilled off to access the OHGZ. The two targets are primarily the Shallow Offset High Grade Zone and the Roby Footwall Zone.

Mineralization

PGM and base metal mineralization in the Lac des Iles intrusion occurs in both primary and secondary situations within sulphide and silicate minerals. Mineralization appears to be dominantly stratabound along the contact between the East Gabbro and the mineralized Heterolithic Gabbro Breccia. Within the Heterolithic Gabbro Breccia, there is a high grade core typically constrained to an easily recognized ultramafic unit know as the Pyroxenite.

Visible PGM mineralization is rare to nil, and difficult to predict. Palladium and platinum mineralization within the High Grade Zone consists primarily of fine-grained PGM sulphide, braggite and telluride minerals, merenskyite and kotulskite.

Higher PGM grades (mean –7.89 g/t palladium, maximum –55.95 g/t palladium) occur in those portions of the PXN that are altered to an assemblage of amphibole (anthophyllite actinolite hornblende)-talc-chlorite. The PGM tenor is not proportional to the sulphide content, and samples free of visible sulphide often contain more than 10 g/t palladium. The high-grade mineralization is located primarily within the western, highly altered portion of the PXN, since much of the PXN between the barren EGAB and the High Grade Zone is low grade. The higher grade “High Grade Ore” is not restricted to the PXN as it commonly straddles the PXN/gabbro breccia contact to depths exceeding 250 metres.

Platinum group and chalcophile elements occur in variable amounts in almost every ore type within the Roby Zone. The majority of PGMs either occur within sulphides or are associated with sulphides at sulphide silicate boundaries, occurring as discrete mineral inclusions within secondary silicates of altered rocks (CIM Exploration Mining and Geology, Volume 10, 2001).

Drilling

The LDI Property has been subjected to numerous drill campaigns since the early 1960s. From May 1997 to May 2001, Matawin Mineral Exploration Inc., under contract to LDI, managed the exploration and drilling programs on the property. In May of 2001, LDI established its own metals exploration division. Chibougamau Diamond Drilling was the drill contractor until 1999. A variety of contractors have carried out drilling on the property since then.

Core recovery is excellent throughout the deposit and is reported to average close to 100 percent. Since 2006, the Company’s exploration division has noted core recovery on the drill logs.

Sampling, Analysis and Security

Since 2003, the Lac des Iles drill hole core has been prepared and analyzed by Accurassay Laboratories (“Accurassay”), a division of Assay Laboratory Services Inc., in Thunder Bay. Accurassay is an independent, commercial mineral laboratory and is accredited by the Standards Council of Canada under ISO/IEC 17025 guidelines.

The sample preparation and assay procedures used by Accurassay are as follows. Core sample numbers are entered into the local laboratory information management system. Samples are dried, if necessary, then jaw crushed to –8 mesh (2.36 millimetre). A 250 gram to 400 gram cut is taken by riffle splitting, with the balance stored as coarse reject. The cut is plate pulverized to 90%-150 mesh (106=m), and then matted to ensure homogeneity. Silica sand is used to clean out the pulverizing dishes between each sample to prevent cross contamination.

For precious metals assay, a one assay ton pulp split (±30 gram) is mixed with a lead based flux and fused in a muffle oven. The resulting lead button is placed in a cupelling furnace where all of the lead is absorbed by the cupel, and a silver bead, which contains any gold, platinum and palladium, is left in the cupel. Once the cupel has been removed from the furnace and cooled, the silver bead is placed in a labelled small test tube and digested using a 1:3 ratio of nitric acid to hydrochloric acid. The samples are bulked up with 1.0 millilitres of distilled de-ionized water and 1.0 millimetre of 1% digested lanthanum solution for a total volume of 3.0 millilitres. The solution is cooled and vortexed and then allowed to settle. Analysis for gold, platinum, and palladium is then performed using atomic absorption spectroscopy

(“AA”). The AA unit is calibrated for each element using the appropriate ISO 9002 certified standards in an air-acetylene flame.

For base metal assay, pulps are digested using a multi-acid digest (nitric acid, hydrofluoric acid, hydrochloric acid). The samples are bulked up with 2.0 millilitres of hydrochloric acid and brought to a final volume of 10.0 millilitres with distilled de-ionized water. The samples are vortexed and allowed to settle and then analyzed for copper, nickel, and cobalt using atomic absorption spectroscopy.

The results for the atomic absorption are checked by the technician and forwarded to data entry by electronic transfer, and a certificate is produced. The laboratory manager checks the data and validates it if it is error-free. The results are then forwarded to LDI by email and in hardcopy by mail. The Exploration Office in Thunder Bay maintains hardcopy laboratory certificates and digital copies on file, the latter stored by drill hole number. The digital analytical results are compiled, formatted, and imported into the master drill hole database.

Core samples are secured in the logging/sampling geology facility at the mine site. The mine itself has a gate house and barriers to restrict public access. Core samples are trucked by exploration staff to the Accurassay laboratory in Thunder Bay.

Mineral Reserve and Mineral Resource Estimates

The mineral reserve and resource estimate and underlying assumptions for the LDI Report are set out above. See “General Development of the Business and Description of the Business – Mineral Reserve and Mineral Resource Estimates”.

Shebandowan West Project

At the request of the Company, Des Cullen, P.Geo., Consulting Geologist, F.H. Brown CPG, Pr. Sci. Nat., Consulting Geologist, and Laila Sedore, P.Eng., Mill Superintendent at Lac des Iles Mines Ltd., prepared a report dated August 9, 2007 entitled “Technical Report on the Shebandowan West Property, Thunder Bay Mining Division, Northwestern Ontario” (the “Shebandowan Report”). Each of Mr. Cullen and Mr. Brown is a “qualified person” within the meaning of NI 43-101 and is independent of the Company. Ms. Sedore is also a “qualified person” within the meaning of NI 43-101 and is an employee of the Company.

The following description of the Shebandowan West Project has largely been summarized from the Shebandowan Report, which is available for review on the internet via the SEDAR website located at www.sedar.com under North American Palladium’s profile.

Overview

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. In order to earn its 50% interest, the Company incurred $3.0 million in exploration expenditures and made $0.2 million in cash payments. The properties contain a series of nickel copper-PGM mineralized bodies and the land package totals approximately 7,974 hectares. These properties are located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company’s Lac des Iles mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco’s back-in right.

The Shebandowan West Project encompasses three shallow mineralized zones known as the West, Road and “D” zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine in an area known as the Shebandowan West district. The Shebandowan West Project’s nickel copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine orebody. The former Shebandowan mine, which was in operation from 1972 to 1998, produced 8.7 million tonnes of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 g/t PGM and gold.

Management is considering a mine development scenario that would entail excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the Lac des Iles property for processing at the original mill on the Lac des Iles property. The original mill at Lac des Iles has been idle since 2001 and the Company believes that it could be refurbished quickly and at a relatively low cost. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.

A Technical Report in compliance with National instrument 43-101 disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007. In December 2007, the Company retained SRK Consulting to prepare a preliminary economic assessment of the ramp-accessed mine scenario. The results of this report are expected in the second quarter of 2008.

Community consultations and baseline environmental sampling are ongoing and completion of bulk sampling, process and design are expected to be completed during the first half of 2008. If plans proceed as expected, production at the Shebandowan West Project could commence in 2009.

Project Description and Location

The Shebandowan West Project is located in the Hagey and Haines Townships in the Thunder Bay Mining Division, approximately 90 kilometres west of Thunder Bay, Ontario. The UTM co-ordinates for the approximate centre of the property are 700500 E, 5386800 N (Datum NAD 83, Zone 15); NTS 52B/9.

The Shebandowan property consists of six unpatented claims (eight units) covering an area of approximately 132 hectares, and 205 patented and leased mining claims totalling approximately 7,842 hectares, all of which are held 100% by Vale Inco. The Shebandowan West Project is part of this larger land package that includes the leases hosting the current Shebandowan mine workings.

The property includes extensive surface rights. A power-line approximately six kilometres to the north of the property previously serviced the Shebandowan mine. Also on the property are backfilled and flooding mine workings immediately east of the project area. A tailings pond, pump shack and gate house remain on the property as well.

No permits were required to undertake the drilling, metallurgy and resource estimate by the Company on the Shebandowan West Project. Permits will be required if a decision is made to develop a mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Shebandowan property is located approximately 90 kilometres west of Thunder Bay, Ontario, and is centred 15 kilometres west southwest of the town of Shebandowan, which is situated on Trans Canada Hwy #11.

Year round access to the property is available via the Inco Mine Road that starts at Shebandowan and crosses the property. Temperatures range from highs of 35°C in summer to lows of –30°C in winter, with snow cover between November and May. The best season for exploration is between June and October, although exploration activities of lake covered or swampy areas such as geophysical surveys and diamond drilling might best be conducted after winter freeze-up.

Thunder Bay is a city of approximately 110,000 people with an international airport with daily scheduled jet service, rail service, and port facilities at the west end of Lake Superior. Shebandowan is a town with a very small year-round population and limited services including seasonal accommodation, electrical and telephone utilities, railroad, highway and public lake access to Lower Shebandowan Lake.

Based on the history of the property and the mine, the project area has sufficient surface rights and sufficient availability of power, water, mining personnel and mining infrastructure to carry out future mining operations.

History

The following chronology is from MNDM Mineral Deposit Files: INCO-Shebandowan. The reader is cautioned not to rely on historic information as its accuracy cannot be guaranteed.

1913-14	Nickel is discovered by W. W. Benner at Discovery Point. Test pits blasted by Cross Brothers.

1923	Samples are sent to the Ontario Department of Mines provincial assayer.

1927-30	Trenching, stripping and diamond drilling is conducted by Cross Brothers. Geological mapping and diamond drilling is performed.

1936-52	Claims are purchased by Inco; trenching, test-pitting, geophysical surveys and diamond drilling is conducted.

1952-65	Intermittent diamond drilling is undertaken by Inco.

1966-67	No. 1 development shaft is commenced in spring 1966 and completed in the following year. Underground diamond drilling is conducted. Geophysical surveys performed.

1966-67

Inco undertakes various exploration programs while development and production of the orebody continues, including: geological, geophysical and geochemical surveys; stripping; and diamond drilling in the search for both precious and base metals.

1993-2001

The provincial and federal governments undertake many mapping projects in the area, the most recent of which include: geological mapping by Osmani (1993) OGS Map 2625 and 2626; airborne geophysical survey (1991) OGS Map 81560; Lake sediment and water geochemical survey (2001) OGS open file report 6057; and Till sampling survey (2001) OGS open file report 6046.

1972-98

Aubut, Lavigne, Scott and Kita state in “Metallurgy, Stratigraphy and Structure of the Shebandowan Greenstone Belt” (1990) that the Shebandowan mine “has been in semi-continuous production since 1972 at an average production rate of about 2,000 tons per day”. The ore body is up to 150 feet wide, has a strike length of 6,200 feet and plunges to the east.

1972-98	Concentrate produced from the Shebandowan mine is alternatively shipped to Sudbury, Ontario, or Thompson, Manitoba, for smelting and refining.

1998-2006	The Shebandowan mine ceased production in 1998 and by 2006 the mine site had largely been rehabilitated with continuing maintenance and monitoring of the tailings site.

1972-98	Production from the Shebandowan mine totalled 8.7 million tons at 2.07% nickel, 1.00% copper and approximately 3.0 g/t PGM and gold (B. Schnieders, personal communication).

Geological Setting

Regional Geology

The Shebandowan property is underlain by the Shebandowan Greenstone Belt which is part of the Wawa Subprovince of the Superior Structural Province of the Canadian Shield. In this area, the Wawa Subprovince is fault bounded to the north by the sedimentary plutonic suites of the Quetico Subprovince and to the south by the Paleoproterozoic rocks of the Animikie Group and the Keweenawan Supergroup.

Property Geology

The Shebandowan West Project lays immediately west of the past producing Shebandowan mine. The project area is located along the western strike extension of the former orebody and exhibits many similar geological features and controls to those found at the mine-site.

The Shebandowan West Project area is underlain by east-west-striking and steeply north dipping Keewatin metavolcanics and ultramafics with local interflow metasediments lying north of Timiskiming metavolcanics and metasediments. A regional fault called the Crayfish Creek Fault is a dextral fault generally found along the southern contact of the southern ultramafic, separating the Keewatin and Timiskiming rocks. The southern Timiskiming rocks consist of intensely foliated and sheared agglomerates and felsic to intermediate metavolcanics now sericite schists.

A younger granite called the Shebandowan Lake Stock intruded the Keewatin metavolcanics and lies on the north side of the project area. The Keewatin metavolcanics consist predominantly of crudely banded mafic volcanics that often exhibit intense foliation and shearing associated with strong chlorite and epidote alteration. Within the Keewatin Metavolcanic suite are ultramafic units thought to be magmatic flows or sills that host nickel and copper bearing sulphides and chromite mineralization. The ultramafic units strike approximately 107 degrees and dip sub-vertically. There are two ultramafic bodies termed the “Northern” and “Southern” Peridotites, which lie within and along the southern contact of the banded Keewatin metavolcanics along the Crayfish Creek Fault.

Exploration

Exploration Geophysics

In February of 2004, Geotech Ltd., on behalf of the Company, flew a helicopter borne, time domain, electromagnetic (“EM”), geophysical survey over an area that included the Shebandowan West Project. The airborne survey included collection of EM and magnetic data. The survey was flown at 100 metre line spacings in a north south direction at 80 kilometres per hour. The data recording rates were 0.1 second for both EMs and magnetics with an EM sensor flight height of 30 metres. The mine stratigraphy was used as a base or reference to work from producing magnetic and EM anomalies. The ultramafics within the Shebandowan West Project are highlighted as moderate magnetic anomalies with weak to moderate local EM conductors.

In February 2004, on behalf on the Company, Crone Geophysics & Exploration Ltd. conducted a Surface Pulse EM survey over the D-Zone, and the western portion of the Shebandowan West Project. A grid was cut by Nord-Ouest Exploration totalling approximately 5,350 metres having 200 metre line spacing and 1,100 and 1,150 metre length lines along with a baseline. Results of the survey produced a moderate EM anomaly in an area of known mineralization and historic drilling.

From September 20 to 28, 2004, Geosig Inc., on behalf of the Company, conducted a detailed ground magnetometric gradiometric survey over the Road and D-Zones. The survey was carried out on a flagged grid of 30.7 line kilometres. The grid consisted of 300 metre lines spaced at 12.5 metres apart. The readings were taken along the grid lines every 5 metres. Due to the location of Shebandowan Lake, the survey could only be conducted on the central to western side of the property. The intent of the survey was to better define the near surface geology as well as identify important structures that may influence the location or emplacement of the nickel copper mineralization.

A small gravity survey was conducted along Shaft 1 road across the stratigraphy of Road zone by A. Spector of Allan Spector & Associates Ltd. The survey took place in July 2004 using a thermostatically controlled Sodin gravimeter and a differential barometric altimetry system at 100 metre stations along the road. A gravity anomaly was generated over the ultramafics that host the Road Zone mineralization.

Exploration Trenching

On behalf of the Company, J & J Hackl Ltd. was contracted to do trenching in the D-Zone area, which was carried out in October 2006. Six trenches were dug with a Tanga F221 Excavator and a one yard bucket in an attempt to extend mineralization along strike of the historic D-Zone showing. Two out of the six trenches directly west of the historic showing uncovered mineralization, while the other four uncovered barren ultramafic rocks. Three of the six trenches were filled in due to extensive overburden depths. Various beep-mat traverses were carried out north south across stratigraphy to try and discover surface conductors.

Exploration Drilling

Throughout 2005 and 2006, three diamond drill programs (D-Zone, Phase I and Phase II) were carried out. See “Drilling” below. All diamond drill holes were collared west of and on Discovery Point of Lower Shebandowan Lake targeting the D, Road and West Zones. A total of 87 diamond drillholes were completed totalling 13,102.3 metres.

Mineralization

Nickel copper mineralization on the Shebandowan West Project is believed to represent the western extension of the Shebandowan mine orebody. At the Shebandowan mine, nickel copper bearing sulphide mineralization strikes 107 degrees, dipping sub-vertically and was mined over a 2.0 kilometre strike length and to a vertical depth of 902 metres. Mineralization at the Shebandowan mine was mainly hosted within the Northern Peridotite, along the contact with the hanging wall Keewatin metavolcanics. Nickel copper sulphide mineralization occurred generally as irregular lenses of semi-massive breccia style sulphides and as stringer sulphides, with more localized pods of massive sulphide material. In general, the massive sulphides tended to have a higher nickel tenure while the copper rich sulphides were more associated with PGM mineralization within the stringer style mineralization and, where present, net-textured sulphides. The sulphide mineralization appears to gradually shallow and thins out to the west while the eastern boundary is reported to be steeply plunging with a higher sulphide content.

Nickel copper mineralization has been traced by diamond drilling across most of the Shebandowan West Project, however the mineralization appears discontinuous, forming three separate zones called West Zone, Road Zone and D-Zone (from east to west respectively).

Mineralized Zones

The West Zone is the largest of the three nickel copper zones on the Shebandowan West Project and lies immediately west of and includes parts of the area around Shaft 1. It has a known strike length of 285 metres and varies between two and 20 metres in width averaging six metres and has been traced from surface to a depth of 175 metres. This mineralization strikes 107 degrees and dips sub-vertically. Nickel copper mineralization in the West Zone is comprised of disseminated to massive sulphides located along the northern or hanging wall contact of the Northern Peridotite. Common sulphide minerals within the mineralized horizon are pentlandite, pyrite, chalcopyrite, pyrrhotite, violerite, bornite and millerite.

There has apparently been a significant amount of remobilization associated with post mineral deformation and faulting, as a result of which the sulphide mineralization appears to pitch and swell both along strike and in a down dip direction. This is the case for the West Zone as well as for the Road and D Zones. This pinching and swelling was also a common feature noted in the Shebandowan mine. Inco has stated that the sulphide mineralization has been seen pinching from approximately 30 feet to two feet over the length of one round underground.

The Road Zone is located between West Zone and the D-Zone. Mineralization in the Road Zone differs somewhat from the West and D-Zone as it appears to have bifurcated and is hosted within two separate but subparallel ultramafic units (North and Main Units). The North and Main Units are interpreted to represent the lateral equivalent of the Northern Peridotite. Both nickel copper zones are composed of disseminated to massive pyrrhotite, chalcopyrite, pentlandite and pyrite that vary in concentrations and widths located at the northern or hanging wall contacts of the North and Main Units. The Road Zone mineralization is typically highly variable in widths from 0.5 to 15 metres but averages four metres in width for the North Unit and five metres in width for the Main Unit. Mineralization has been encountered in drilling down to a depth of 181 metres where it appears to be closed off and can be traced along strike for 483 metres.

The D-Zone is an historic surface showing discovered in the late 1920s. Previous historic drilling suggests that the D-Zone represents the western most extent of near surface nickel copper bearing sulphide mineralization. Mineralization in this area is very shallow and discontinuous. The presence of late felsic diking and faulting has caused significant disruption and offsetting of the mineralization. Sulfides in this zone vary from disseminated pyrite to massive pyrrhotite with associated pentlandite, chalcopyrite and pyrite. Breccia style mineralization is most common.

Mineralization Types

Nickel copper sulphide mineralization observed in drill core on the Shebandowan West Project generally occurs as semi-massive or breccia style sulphides and as stringer sulphides, with more localized pods of massive sulphide material and rarely observed net textured sulphides. The most common sulphide minerals are pentlandite, pyrite, chalcopyrite, pyrrhotite, violerite, bornite and millerite.

Massive sulphides are generally less abundant than semi-massive and stringer sulphides and comprise approximately 13% of the overall mineralization. The massive sulphides consist of pyrrhotite with common pentlandite eyes and minor chalcopyrite and pyrite. The pyrrhotite is very fine-grained and exhibits flow textures as a result of remobilization. Round two to three millimetre pentlandite eyes are common as very lustrous, distinct grains within duller and finer pyrrhotite. Minor chalcopyrite can be present and is usually found along the peridotite/ sulphide contacts.

The semi-massive or breccia style mineralization is the second most common form of sulphide mineralization found on the Shebandowan West Project, consisting of approximately 26% of the overall mineralization observed. Breccia style mineralization is commonly a mixture of pyrrhotite, chalcopyrite and pyrite at a ratio of approximately 4:3:1 respectively containing numerous clasts of the host ultramafic. The sulphides are draped around sub-rounded ultramafic clasts that range in diameter from one millimetre to over 10 centimetres. Very often, the clasts are coated or rimmed by fine-grained chalcopyrite and minor pyrite.

Stringer type mineralization is the most common form of mineralization encountered throughout the Shebandowan West Project comprising approximately 34% of the sulphide material. The stringers commonly contain chalcopyrite with lesser pyrrhotite and pyrite and are generally one to three centimetres in width but vary from one to two millimetres to five centimetres in size. Stringer mineralization is often found along the outer contacts of the breccia style and massive sulphide mineralization as splays and fine dikelets.

Drilling

The Company has attempted to review the practices and details of the historic drilling carried out by Inco on the Shebandowan property since the signing of the March 2006 joint venture agreement. No information on drilling practices was made available, but header, survey and lithological data was provided by Inco. Since 1936, Inco had diamond drilled a total of 195 surface holes on the Shebandowan West Project totalling 41,800.65 feet (12,740.80 metres). Underground drilling was conducted from various levels and consisted of 1,038 holes totalling 59,202.38 feet (18,044.90 metres).

In November 2005, four drillholes were drilled around the historic D-Zone. The drilling was an attempt to check the validity of previous drilling done by Inco and to test the EM anomaly generated in the 2004 ground pulse EM survey performed by Crone Geophysics. Two of the four drill holes intersected semi-massive to massive sulphide. This mineralization was intercepted in the vicinity of historic mineralization, and there was a close correlation with the EM anomaly produced from 2004. A total of 584 metres were drilled in the 2005 D-Zone phase of drilling.

The Phase I program took place from May 31 to August 3, 2006 to test previous drilling and larger gaps in historic drilling. This Phase I drilling campaign consisted of 21 drillholes totalling 4,010 metres, which targeted three zones of the Shebandowan West Project (West Zone, Road Zone and D-Zone). Sixteen holes were drilled in the West Zone totalling 3,290 metres, three holes were drilled in the Road Zone totalling 483 metres and two holes were drilled in the D-Zone totalling 237 metres. The drilling confirmed the presence of mineralization in all three zones within the Shebandowan West Project.

Sixty-two holes were drilled during the Phase II program that took place from September 27 to December 14, 2006 with the use of two drills. The Phase II program totalled 8,508.3 metres of which 25 holes were drilled in the West Zone for 4,815.8 metres, ten holes were drilled in the Road Zone for 1,674.0 metres, and 23 holes were drilled in the D-zone for 1,951.5 metres and four rock characterization holes were drilled totalling 60 metres.

Throughout 2005 and 2006, a total of 13,102.3 metres were drilled on the Shebandowan West Project. The results of the drilling confirm the continuity of sulphide mineralization and correlation with the

Gemcom geological model. All drilling on the Shebandowan West Project was carried out by Bradley Brothers Limited on behalf of the Company.

Drillhole Summary

Drilling Campaign	Year Drilled	Number of Holes	Total Metreage	Number of Samples
D-zone	2005	4	584	142
Phase I	2006	21	4,017	1,103
Phase II	2006	62	8,501.3	2,056

Sampling, Analysis and Security

Sampling

Drill core samples for assaying were selected based on significant mineralization or alteration through the sulphide mineralization. The logging geologist generally sampled in one-metre intervals, with exceptions at lithological contacts and always sampled a minimum of one to two metres of barren material adjacent to the mineralization to ensure that the mineralization unit was completely defined.

No drilling or recovery factors were noticed that could materially impact the accuracy and reliability of the results.

All samples collected by the Company and delivered to Accurassay were analyzed for precious metals by fire assay with an AA finish, while base metals were analyzed using aqua-regia.

Quality Assurance and Quality Control Procedures

As a means of quality assurance quality control for each diamond drilling program, blank and standard samples were randomly inserted into the continuous sampling series. The insertion of blank and standard materials was done to ensure the accuracy of the assay results against any laboratory bias. For each drill hole, random positions were chosen for the blanks within each set of 20 samples (e.g. one blank sample within samples 001 to 020, one blank sample within samples 021 to 040, etc). Similarly, random standard sample positions were chosen within each set of 30 samples (e.g. one standard sample within samples 001 to 030, one standard sample within samples 031 to 060, etc).

Sample Security

The Company took reasonable steps to ensure the security of samples from the drill site through to the database, including the following:

•                  secure taping of box lids when boxing core at the drill site;

•                  careful transport of core from the drill rig to the core shack to ensure jumbling does not occur;

•                  measures taken to ensure that the core, split samples, blanks and standards were locked in the logging and sampling facilities;

•                  piecing together and orientation of each core run prior to core photography;

•                  securing of sample bags and fibre bags with electrical tape for transport to Accurassay Laboratories in Thunder Bay;

•                  retention of both coarse rejects and pulps in secure locked storage; and

•                  retention of half core in core boxes located in sturdy storage racks on private property where they are not clearly visible from public roadways.

The measures discussed above do not guarantee that the samples are completely immune from tampering, but the secure storage of the remaining half core, the coarse rejects, and the pulps means that any suspicion of fraudulent behaviour can always be resolved by reference to the original sample, which has been retained.

Mineral Resource Estimates

The mineral resource estimate and underlying assumptions for the Shebandowan West Project are set out above, based on a US$60.00 net smelter return mineralization shell. See “General Development of the Business and Description of the Business — Mineral Reserve and Mineral Resource Estimates”.

Arctic Platinum Project

At the request of the Company, Mr. Eugene Puritch P.Eng, Dr. Wayne Ewert P.Geo., Mr. F.H. Brown CPG, Pr. Sci. Nat., Mr. Jason Rickard, P.Geo., and Mr. David King, P.Eng (collectively referred to in this section as the “APP Consultants”), prepared a report dated October 29, 2007 entitled “Technical Report, Mineral Resource Estimate, and Preliminary Economic Assessment (Scoping Study) of the Suhanko Project, Northern Finland” (the “APP Report”). Each of the APP Consultants is a “qualified person” within the meaning of NI 43-101 and is independent of the Company. The scope of the APP Report is limited to the Suhanko projects.

The following description of the APP (and specifically, the Suhanko projects) has largely been summarized from the APP Report, which is available for review on the internet via the SEDAR website located at www.sedar.com under North American Palladium’s profile.

Overview

The APP is an advanced stage PGM-nickel copper exploration project located approximately 60 kilometres south of the city of Rovaniemi, Finland. To date, three areas of the APP have been explored by North American Palladium: the Suhanko deposits, the Narkaus deposits and the Penikat deposits.

The Company is party to an agreement with Gold Fields entitling it to earn up to a 60% interest in a series of mining licenses and claims known as the APP. The agreement is subject to a back-in right in favour of Gold Fields which, if exercised, would decrease the Company’s interest to a 50% share. Upon satisfaction of the earn-in requirements, North American Palladium will have a casting vote at meetings of the joint venture partners, other than with respect to matters requiring a special majority vote.

In order to exercise the option, on or before August 31, 2008, the Company must: (i) complete a re-scoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million on the APP; and (v) issue 7,381,636 Common Shares to Gold Fields BV in order to earn a 50% interest or 9,227,033 Common Shares to earn a 60% interest. To date, the Company has completed the re-scoping study, incurred over US$11.6 million in expenditures and has commissioned a feasibility study. The Company believes that it will satisfy the conditions of the earn-in on or before August 31, 2008.

The Suhanko Projects

The Suhanko projects are located approximately 60 kilometres south of the city of Rovaniemi, which has a population of approximately 34,400 and, as the capital of the Province of Lapland, is a major regional centre. The town is serviced by rail, road and air with multiple flights daily to and from Helsinki. The port of Kemi on the Gulf of Bothnia is kept open throughout the winter and is located 120 kilometres southwest of Rovaniemi.

The Suhanko projects include a number of deposits over a total strike length of approximately 17 kilometres that have been demonstrated by Gold Fields to contain a number of nickel-copper-PGM deposits. Since the discovery of nickel-copper-PGM mineralization at the Yli-Portimo deposit in 1964, exploration in the Suhanko projects area in the intervening years has resulted in the discovery of the following other deposits: Konttijarvi, Little Suhanko, Vaaralampi, Niittilampi, Ahmavaara, Suhanko North, and Tuumasuo. Exploration and delineation work in connection with the Company’s preparation of a feasibility study has focused on only the Konttijarvi and Ahmavaara deposits, with the total sizes of the remaining deposits being essentially undetermined.

The Narkaus Project

The Narkaus project is located approximately 30 kilometres northeast of the Suhanko projects and contains a sequence of favourable rocks that have been demonstrated to be present along an aggregate strike length of approximately 20 kilometres. To date, significant nickel-copper-PGM mineralization has been discovered at a number of deposits, including the Siika-Kämä, Kuohunki, Nutturalampi and Kilvenjärvi deposits. The Company continues to explore deposits in the Narkaus project area with a view to potentially improving the overall economics of the larger Suhanko projects.

The Penikat Project

The Penikat project is a separate intrusion located approximately 35 kilometres to the southwest of the Suhanko projects. Traditional reef-style nickel-copper-PGM mineralization has been discovered in three distinct reefs over a strike length of approximately 27 kilometres. To date, exploration has concentrated on evaluating the shallow portions (essentially above a depth of 100 metres from surface) of one of these reefs where significant concentrations of nickel-copper-PGM mineralization located in the northern portion of the intrusion have been discovered. The exploration potential of the remaining two reefs, along with the depth extensions of the explored reef, remains essentially untested.

Recent Activities

Management has been examining a development scenario consisting of two nickel copper-PGM open pit mines at two of the deposits that comprise the Suhanko area, the Ahmavaara and Konttijarvi deposits, which are located three kilometres from each other. The nickel copper-PGM bearing material would be processed through a centrally located concentrator at a nominal throughput rate of 5.0 million tonnes per year. PGM-nickel copper bearing concentrate would be transported 125 kilometres by truck to a port facility located at Kemi, Finland and shipped to smelting and refining facilities for final extraction of the contained metals.

On October 30, 2007, the Company released the results of a scoping study by Aker Kvaerner on the two main mineral deposits in the Suhanko area, Ahmavaara and Konttijarvi, which indicated that the mineral resources could potentially support a 20-year mine life at approximately 7.5 million tonnes per annum. The Company has retained Aker Kvaerner to prepare a definitive feasibility study for the Suhanko project to build upon the recommendations in the scoping study. The Company has also contracted with a 30-year veteran of the mining industry to oversee the feasibility study and other work at the APP as the Company moves closer to satisfying its earn-in conditions.

An infill drilling campaign at the Ahmavaara deposit was completed earlier in 2007 and the assay results of the final 26 holes of the 83-hole drilling program were reported on October 22, 2007. Micon International Limited has now been engaged to conduct the update of the mineral resource estimates, which will include the results from the Ahmavaara infill drilling campaign. Micon will also conduct the open pit designs and optimization.

Bulk sampling of the Ahmavaara and Konttijarvi deposits was also completed in October 2007 in advance of pilot plant test work. A program of bench scale metallurgical testing has been completed in support of a pilot plant test that commenced in December 2007 and was completed in February 2008. The pilot plant test provided samples that will be tested by smelters that have been identified for the concentrate marketing strategy and will allow the Company to pilot a flowsheet. In October 2007, the Company commenced discussions with various smelters, and follow-up meetings are planned now that samples are available. Initial smelting proposals in support of the feasibility study are anticipated by May 2008.

Project Description and Location

The Suhanko projects are located approximately 60 kilometres south of the city of Rovaniemi and 30 kilometres northwest of Ranua on the Arctic Circle in northern Finland. The city of Rovaniemi has a population of approximately 34,400 and as the capital of the province of Lapland, is a major regional centre. The city is serviced by rail, road and air with multiple flights daily to and from Helsinki. The port of Kemi on the Gulf of Bothnia is kept open throughout the winter and is located 120 kilometres south of Rovaniemi.

In order to acquire the mineral rights of the highly prospective margin of the Portimo Intrusive Complex (composed of the Suhanko, Konttijärvi, and Narkaus intrusive bodies), Gold Fields Arctic Platinum Oy (“GFAP”) has acquired a total of 258 contiguous claims with a total area of 22,260.2 hectares. Fifteen of these claims (1,388.1 hectares) are subject to a purchase agreement with South Atlantic Resources Ltd. GFAP also has nine active claim applications, covering an area of 740.4 hectares, that are undergoing the renewal process. With its large landholding GFAP controls virtually the entire extent of the Marginal Phases of the Portimo Intrusive Complex.

The Suhanko projects are one of several active GFAP projects within the Portimo Intrusive Complex. Being the most active of the projects, the Suhanko project area is protected not only by the claims but also by a mining license application covering 4,145.4 hectares (this lease application has gone through the approval process and only the concession certificate is pending).

All properties are currently in good standing or are undergoing the lease renewal process. The tenements covered by mining licenses have been legally surveyed while individual mining claims outside of the mining leases, having been acquired through a government regulated staking process, have not been surveyed.

The Finnish government has no free carried interest in the partnership between GFAP and the Company and no royalties are payable to the State. Regular corporate income tax will be payable at a rate which is currently 29% but which is scheduled to be reduced incrementally. For the claim rights, GFAP must pay annual claim compensations to the private landowners and annual surface area based fees to the State. The total annual amount for current claim coverage is approximately €383,110.

The final meeting regarding the execution of the Suhanko mining lease was held on May 29, 2006. The minutes of the meeting were published on July 24, 2006 and became legally valid in early September 2006. Granting of a concession certificate is pending in the Ministry of Trade and Industry.

The Northern Finland Environmental Permit Authority granted the environmental permit for the Suhanko projects on December 7, 2005. Two appeals were made against the permit concerning the amounts of compensation for land for two small properties. GFAP submitted its statement of defence in February 2006. The decision from the administrative court is currently being awaited.

The Energy Market Authority issued a construction permit for the Petäjäskoski–Konttijärvi 110 kV overhead transmission line on August 12, 2004. Yet to be applied for are the acceptance for the general plan for mining from the Safety Technology Authority, the construction license for buildings and workshops, the environmental permit for fuel storage as well as a number of other minor permits.

The rehabilitation bond to be deposited upon initiation of the construction of the tailings basin and waste rock stockpiling areas is €6,620,000. There are no current environmental obligations of significance outstanding. At the Ahmavaara trial mine the pumping waters and their impact on local surface waters are required to be monitored until the 2006 year end or as long as dewatering is continued. In case the Suhanko projects stop, the pit can be left to flood to ground water level. Rehabilitation of other test pits has been completed.

The Suhanko Environmental Permit and the rehabilitation bond have been decided and, despite the two appeals, are effective. As long as the appeals remain unresolved, they cause restrictions for construction of certain water areas and hence influence parts of the tailings storage facility and waste rock areas.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Konttijärvi and Ahmavaara properties are examined in the context that they are the most significant discoveries found to-date within the Suhanko projects.

Access to both Konttijärvi and Ahmavaara is via a sealed road to within 15 kilometres of the project location, followed by a well-maintained gravel road passable by logging trucks and similar vehicles. All-weather access on the non-sealed roads will be guaranteed by the use of snowploughs during the autumn and winter months.

The site is situated just south of the Arctic Circle where the climate is characterized by seasonal changes in temperature and daylight. The climate is, however, moderated by the Gulf Stream. Useful daylight varies from continuous light for a period of around 6 weeks in summer to around 6 hours per day in late December. Average temperatures range from -20ºC to +20ºC with occasional short duration cold spells of below -40ºC

There are no major towns or villages on or close to the layered complexes. However, there are a few scattered homesteads and summer cottages on farms and near lakes located in the project area. The average population density in the area is about two people per square kilometre. Forestry is the main industry and very little primary forest is preserved except in proclaimed reserves.

The topography of the lease area is generally flat as a result of various glaciation events. The layered complexes are covered by overburden that ranges in thickness from 0 to 30 metres. Outcrop is rare and the average thickness of till is 5 to 10 metres. As a result of the low relief and poor drainage, peat bogs cover large areas such that off-road vehicle access in some areas is only possible during the winter months when the surface is frozen. Elevations are relative to mean sea level.

History

Outokumpu Oy (“Outokumpu”) commenced a copper nickel exploration program in the Suhanko area using magnetic and electro magnetic ground geophysical survey methods in conjunction with extensive geological mapping and drilling in 1964. Exploration continued until 1981, and focused on the disseminated and massive sulphide mineralization in the basal part of the Suhanko Intrusion. Exploration of the marginal series mineralization was extended to other prospective areas of the Portimo Intrusive Complex which included Niittylampi and Suhanko. The smaller Konttijärvi intrusion block was discovered following geological mapping and assaying, which led to the first indications of the presence of PGM from sulphide bearing samples.

Past Exploration — Konttijärvi

Further work by Outokumpu in 1981 that verified the historical PGM assays of outcrop samples taken in the 1970s determined that true values were three to four times higher than first reported. This motivated a small drilling campaign and the first drillhole drilled in September 1981 intersected significant sulphide hosted PGM mineralization. A further four drill holes were completed all of which intersected significant PGM mineralization. Consequently, Konttijärvi became the first significant PGM discovery in Finland.

Following these successful results, the area was covered by a ground magnetic survey and also by a small number of geochemical till sampling lines. Since 1981, Outokumpu has completed 189 diamond drill holes with a total length of 13,617 metres at the Konttijärvi and Ahmavaara deposits. This drilling was conducted during three phases, from 1981 to 1983; 1986 to 1989; and finally in 1995.

Past Exploration — Ahmavaara

The Ahmavaara deposit was discovered by applying the exploration model developed from the Konttijärvi data. Based on this model, and with the results from a ground magnetic survey that identified the location of the all-important peridotite marker, the first seven drill holes were completed. Laboratory scale metallurgical test results, supported by a microscopic study of the mineralogy in samples taken from the later drill holes, showed that nickel, copper and PGM could be concentrated at fairly good recovery rates at Ahmavaara. An additional 12 holes were drilled at the Ahmavaara area in 1995 to search for nickel-rich occurrences. The total amount of drilling at Ahmavaara before the formation of the Company’s partnership with Gold Fields was 29 holes for 3,322 metres.

GFAP Activity

Since its inception on March 17, 2000, GFAP has carried out both exploration and sterilization drilling, and has also used a variety of other exploration techniques to develop and explore the Konttijärvi and Ahmavaara deposits. These include airborne magnetic, electro magnetic and ground induced polarization (“IP”) surveys.

Prior to June 2004, GFAP completed 1,246 drill holes with a total length of 154,021 metres in the Suhanko projects area. Of this total, 986 diamond drill holes totalling 108,369 metres in length were completed on the Konttijärvi and Ahmavaara deposits and 260 drill holes totalling 45,742 metres in length were completed on the SK reef. A recent program of “in-seam” drilling conducted on the Konttijärvi and Ahmavaara deposits since the Lycopodium Feasibility Study in 2005 and prior to the involvement of the Company in February 2006 has added a further 11,594 metres of drilling and 67 drill holes, bringing the total amount of diamond drilling on the Suhanko projects to 119,963 metres and 1,053 drill holes. In seam drilling is a technique whereby drill holes are designed to intersect the target stratigraphy at a shallow angle rather than the traditional approach of intersecting the stratigraphy in a perpendicular orientation. In this manner, a greater volume of sample is provided for analysis by each drill hole.

Some 121 drill holes, with a total length of 8,502 metres (6.97% of the total Suhanko drilling), were drilled for geotechnical, metallurgical and site investigation requirements.

Geological Setting

Regional Geology

The Suhanko Konttijärvi layered intrusion comprises the south-western parts of the Portimo layered intrusion complex which consists of the Suhanko Konttijärvi, Narkaus and Siika Kama intrusions, and dykes of approximately the same age that are named Portimo dykes. The Portimo Intrusive Complex is composed of several megacyclic units that have crystallized from two distinct parental magma types. The first intruded magma type was a high Chromium-high magnesium oxide magma, which was followed by intrusion of low Chromium-low magnesium oxide magma. Hangingwall gabbroic cumulates exposed at the present erosion level in the Suhanko intrusion belong to a low Chromium-low magnesium oxide megacyclic unit known as the third cycle. The northeastern parts of the Portimo Intrusive Complex were uplifted to a higher elevation by the tectonic movements after crystallization, and are more deeply eroded. In spite of the regional amphibolitefacies metamorphism and mineral alteration, igneous textures are generally well preserved in the Suhanko Konttijärvi layered series rocks. The basement rocks are mainly banded gneisses and late Archean-aged granitoids, which are mostly comprised of diorite and granodiorite.

Local Geology

The Suhanko Konttijärvi intrusion consists of two bodies separated by Archean basement rocks. The small Konttijärvi deposit is situated 3.5 kilometres northwest of the larger Suhanko body while the Ahmavaara deposit is located at the western edge of the Suhanko Intrusion. The Konttijärvi intrusive is regarded as a faulted offset and subsequent erosional remnant of the Suhanko intrusion, because of the similar stratigraphic succession and style of mineralization as Ahmavaara.

Property Geology

The stratigraphy of the Suhanko Konttijärvi intrusion consists of a thick layered series sequence that is dominated by gabbroic rocks with nearly horizontal layering, and a marginal series with a mineralized unit at the base, extending into the basement.

The Konttijärvi deposit has a strike length of approximately 1,000 metres. The deposit dips north at between 10º and 20º in the eastern part and between 30º and 40º in the central and western parts. The northern part of the mineralized body, Konttijärvi North, is divided from the main body by the Konttijärvi fault, which brings the mineralized succession back to surface on the northern side of the fault. Konttijärvi North is divided into two fault blocks by a reverse fault. The northern extent of Konttijärvi North is terminated against a second normal fault. Both normal faults are inclined towards the south at approximately 50º, although local variations and a faulted zone are present. A reverse fault, in the western part of the Konttijärvi deposit, results in fault block 1, which hosts the deepest known mineralization present. The deepest known layered series mineralization is found approximately 250 metres below surface.

The Ahmavaara deposit has an approximate strike length of 2,700 metres, of which the easternmost 1,000 metres is termed Ahmavaara East. The western part of the deposit dips to the northeast with dips ranging from 70º along the southwestern margin to 5º in the northeastern side of the deposit. Ahmavaara East dips north with fairly constant 10 25º dips. The deposits’ western and southern limits are defined by fault disrupted lithological contacts with Achaean basement rocks. The northern extent is limited by a normal fault, and the northeastern part is currently terminated against a smaller reverse fault. The deepest known layered series mineralization at Ahmavaara is approximately 500 metres below surface.

Exploration

A mineralogical study titled “Mineralogical and Geochemical Study of the Konttijärvi and Ahmavaara Deposits, Arctic Platinum Project Finland” was completed September 28, 2006 was completed by J. Rickard on behalf of the Company. The focus of this in-situ mineralogical study was to identify PGM mineral associations and grain interlocking textures that may prove to be problematic in milling and affect PGM recoveries. Of particular interest are the host sulphide and silicate minerals and the relative amount of PGMs locked-up in silicates.

Thin section samples were prepared from new dedicated samples of both the Konttijärvi and Ahmavaara deposits. This study has the following results:

1)	PGMs are found i) completely enclosed by sulphide, ii) along sulphide silicate grain boundaries, iii) completely enclosed by silicates, iv) scattered as “clusters” within sulphides and silicates;

2)	The majority of PGM are associated with sulphides, with a smaller proportion being completely enclosed by silicates;

3)	The PGM distribution (association with sulphides/silicates) is similar between the Konttijärvi and Ahmavaara deposits;

4)	The average grain size of the PGMs is 12.06=µm (n=272), with a range of 0.81=µm to 118.0=µm;

5)

PGMs have a strong correlation with chalcopyrite with lesser amounts associated with pyrrhotite, pentlandite, and pyrite, and only a few grains were observed to be attached to sphalerite, galena or millerite;

6)	PGMs have a strong correlation with amphibole, with a lesser numbers associated with feldspar, chlorite, epidote, and biotite, and a minor amount with quartz and pyroxene; and

7)	The three gabbroic units at Ahmavaara are all quite similar in terms of composition.

Mineralization

Overview and Base Metal Sulphides

The PGM mineralization at both Ahmavaara and Konttijärvi is associated with copper and nickel mineralization in the form of base metal sulphides. The typical sulphide assemblage is pyrrhotite chalcopyrite pentlandite, and accessory sulphides include pyrite, sphalerite, galena and molybdenite. The main oxides are magnetite and ilmenite, with chromite present in trace amounts. The grades of PGM mineralization roughly correspond with the abundance of sulphides, particularly chalcopyrite, and are generally higher at Konttijärvi than at Ahmavaara.

Four principal types of PGM mineralization have been identified.

•                  Sulphide mineralization in the basal parts of the Layered Series (Peridotite Marker, Konttijärvi and Ahmavaara Pyroxenite);

•                  Sulphide mineralization in the Marginal Series (Marginal Gabbro, Marginal Upper Gabbro);

•                  Sulphide mineralization in the Konttijärvi Basement; and

•                  Predominantly massive pyrrhotite mineralization located close to the basal contact of the Ahmavaara intrusion. Mineralization occurs parallel to the intrusion layers.

Sulphides present in the Peridotite Marker are pyrrhotite dominated and are low in abundance. The sulphides in this horizon generally occur as fine grained disseminations in trace amounts. Sulphide grains are interstitial to former cumulate olivine grains in an assemblage now dominated by talc carbonate chlorite after olivine. PGM grades vary from weak to moderate in the basal two to eight metres of the Peridotite Marker, to higher amounts in the upper parts of the sequence. In the underlying Pyroxenite, sulphides are finely intergrown with amphibole (tremoliteactinolite) and chlorite, with minor talc. Sulphide assemblages in the Pyroxenite are dominated by fine grained chalcopyrite, with PGM grades generally higher than in the Peridotite Marker.

Sulphides in the Ahmavaara and Konttijärvi marginal sequences are dominated by an assemblage of pyrrhotite chalcopyrite pentlandite and occur as medium grained (in Ahmavaara also coarse grained), disseminated aggregations. Generally, the abundances of pyrrhotite and chalcopyrite in Ahmavaara are about equal, though with increasing sulphide abundance the ratio of pyrrhotite to chalcopyrite increases. PGM grades in the Ahmavaara Marginal Series vary, being moderate to high in the Marginal Upper and Marginal Lower units. In the Marginal Central unit both the abundance of sulphides and associated PGM grades are generally low. At Konttijärvi, in the Marginal Series and Transition Zone, chalcopyrite is generally dominant over pyrrhotite and pentlandite. PGM grades there usually vary from moderate to high.

Massive sulphide concentrations occur as veins or lenses close to the basal contact of the Ahmavaara intrusion within both the Marginal Lower and the Basement units. These massive sulphide concentrations comprise dominantly pyrrhotite, with chalcopyrite lamellae and lenses present within the units. PGM grades are high, with individual assays up to 80g/t 2PGM+Au being recorded. In the Marginal Series and Basement units of the Konttijärvi intrusion the sulphides rarely become concentrated into massive sulphide veins or large patches.

The thickness of the Basement hosted mineralization at Konttijärvi varies, reaching widths of 30 to 40 metres. Sulphides usually occur as fine-medium grained chalcopyrite and pyrrhotite disseminations in the Basement unit and in cross cutting gabbroic pyroxenitic intrusives. Pyrite is also present. PGMs are associated with the sulphides, and the highest values occur in chalcopyrite-rich domains. Upon moving deeper into the Basement, pyrite becomes a dominant sulphide and PGM values decrease to below detection limits. At Ahmavaara, the Basement hosted mineralization occurs as fine-grained disseminations or as medium grained sulphide veins. In contrast to the Konttijärvi Basement, the sulphides have relatively high pyrrhotite to chalcopyrite ratios and the PGM ratio is usually low.

Platinum Group Minerals

Most of the platinum group minerals at Ahmavaara and Konttijärvi are arsenides, bismutotellurides, and arsenoantimonides. Native forms and alloys are absent. PGMs are included in base metal sulphides, magnetite, and silicates, and also occur along gangue mineral grain boundaries. Palladium bearing minerals include isomertieite, members of the kotulskite sobolevskite solid solution, palladoarsenide, majakite, paolovite, and fengluangite. The principal platinum bearing mineral is sperrylite.

Platinum group sulphides are rare in the Suhanko Konttijärvi intrusion and those that have been identified belong to the vysotskite — braggite series.

Drilling

As of the effective date of the APP Report, the Company had not conducted any drilling on either the Konttijärvi or Ahmavaara deposits. However, diamond drill programs have since been conducted and drilling results for Ahmavaara were reported in October 2007.

Sampling, Analysis and Security

GFAP currently uses two main laboratories for assays from the Suhanko projects — the GTK (Finnish Geological Survey) laboratory located in Rovaniemi, and Genalysis located in Perth. All sample preparation is being carried out at GTK and pulps are then shipped to Perth for umpire sampling. Traditionally, PGMs (effectively palladium and platinum) and gold are determined by conventional fire assay fusions, using a standard lead flux at both GTK and at Genalysis. The analysis is carried out using the ICP method at both laboratories — GTK uses an optical emission spectrometer (“ICP-OES”) while Genalysis uses a mass spectrometer (ICP-MS). Base metal assays are also carried out at both laboratories on a second split of the pulp. Both laboratories use an aqua regia digestion followed by ICP-OES finish. It is noted that the aqua regia only provides a partial digestion — in other words, base metals in sulphide and sulphate form are extracted, but not those silicate hosted species.

Snowden Mining Industry Consultants (“Snowden”) carried out two studies of the assay quality assurance data generated by GFAP in 2002 and again in 2004. The 2002 report covered the historical Quality Assurance Quality Control (“QA-QC”) data up to July 2002, and resulted in a number of conclusions and recommendations which, for the most part, were implemented and the issues peripherally re-examined by Dr. Barry Smee in his 2003 investigation and again in the 2004 Snowden study. Both the Snowden 2002 and 2004 studies note that, overall, the QA-QC data shows that the primary (GTK) laboratory is preparing and assaying for PGMs, gold, and base metals diligently. Snowden has also reviewed GFAP’s internal core handling, data processing and QA-QC procedures and notes that these are of a very high standard.

In February 2003, Dr. Barry Smee of Smee and Associates (Vancouver, Canada) was commissioned to conduct a review of the projects QA-QC procedures. Dr. Smee is acknowledged as a leader in the field of assay QA-QC practices. Dr. Smee concluded that, overall, analysis of quality control data for platinum, palladium and gold has not identified any critical issues which would adversely affect the material outcome of on-going resource estimations.

In Snowden’s (2004) opinion, GFAP takes reasonable steps to ensure the security of samples from the drill site through to the database.

Mineral Resource Estimates

The mineral resource estimate and underlying assumptions for the APP are set out above, based on 719 diamond drill holes. See “General Development of the Business and Development of the Business – Mineral Reserve and Mineral Resource Estimates.”

Grassroots Exploration Properties

In addition to its operating mine and three advanced exploration projects, North American Palladium is constantly examining PGM and nickel opportunities, particularly in the areas surrounding the Company’s Lac des Iles mine.

Management believes that the Company is well positioned to partner with other PGM exploration companies in Canada, given the existing infrastructure at the Lac des Iles mine and the Company’s years of experience in mining nickel-copper-PGM deposits. From time to time, the Company enters into confidentiality agreements with junior mining companies or individual prospectors to assess the prospective nature of their land holdings. In addition, management believes that the consolidation in the nickel industry may result in joint venture or acquisition opportunities for the Company as the major nickel companies seek to shed non-core assets.

The Company is also active in grassroots exploration and recently staked 39 claims containing 632 claim units at the Company’s Shawmere Project, located approximately 110 kilometres southwest of Timmins, Ontario, Canada. The Company intends to conduct a grassroots exploration program to assess the area’s potential for hosting nickel-copper-PGM mineralization similar to that found at its Lac des Iles mine. Further exploration is also anticipated in the area surrounding the Lac des Iles mine.

 FINANCING

Senior Credit Facilities

On June 28, 2004, the Company entered into a US$20 million and a $10 million senior credit facility (the “Senior Credit Facilities”) with a leading equipment finance company.  These facilities are fully drawn. The US$20 million credit facility is repayable in equal quarterly instalments of US$1 million which began on September 30, 2004 and which will reach final maturity on June 30, 2009. The $10 million credit facility is repayable in equal quarterly instalments of $0.5 million which began on February 24, 2005 and will reach final maturity of November 24, 2009. The Senior Credit Facilities have an interest margin of 2.5% over the 30-day LIBOR rate and the finance company has a first priority security in all of the Company’s existing and future assets excluding its production leases and claims. The Senior Credit Facilities allow, in certain circumstances, full repayment of outstanding amounts drawn at any time during their respective terms.

KFOC Credit Facilities

In December 2001, KFOC provided a US$20 million non-revolving credit facility to finance the Company’s working capital requirements. In the second quarter of 2004, the KFOC credit facility was extended to June 30, 2006 as part of a debt restructuring plan. Interest was based upon the 30-day LIBOR rate plus 2.50% and there was a stand-by fee of 0.125% per annum. In connection with the loan, the Company granted KFOC a security interest in the assets of the Company, including a pledge of the LDI shares. The security interest was subordinated to the security interests of the senior credit facility.  This credit facility was repaid on June 23, 2006 pursuant to the terms of the Series II Note issued on that date.  See “Convertible Note Financing”.

On October 12, 2006, the Company obtained from KFOC a US$5 million short-term working capital loan maturing December 31, 2006.  The interest rate under the loan was the 30-day LIBOR rate plus 2.5%.  The Company paid a commitment fee of US$38,000 and amounts not drawn under the loan were subject to a standby fee of 0.125% per annum.  In connection with the loan, the Company granted to KFOC a first priority security interest in the inventory and receivables of the Company. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other changes in terms.  The Company paid a commitment fee of US$25,000 for the extension.  As at December 31, 2006, the outstanding loan was US$5 million.  The loan was repaid on March 7, 2007.  See “Palladium and Platinum Purchase Agreement”.

The amount payable to KFOC for interest, standby fees and guarantee fees on these facilities was $551,000 in 2006 compared to $836,000 in 2005. KFOC holds approximately 41% of the outstanding common shares of the Company (the “Common Shares”).

Convertible Note Financing

On March 29, 2006, the Company issued US$48.5 million principal amount of convertible notes (the “Convertible Notes Due 2008”) together with warrants to purchase, for four years from the date of their issuance, 50% of the number of common shares underlying the Notes (the “Notes Warrants”), including the placement of US$31 million of the Convertible Notes Due 2008 and related Notes Warrants with KFOC, the Company’s major shareholder.  On March 28, 2006, the Company settled the pricing for US$35 million principal amount of Series I Notes Due 2008 (the “Series I Convertible Notes”) and the Notes Warrants (the “Series I Warrants”).  On June 13, 2006, the Company announced that it exercised its right to require KFOC to purchase US$13.5 million convertible note (the “Series II Note”) and related common share purchase warrants (the “Series II Warrants”).  The offering is governed by the securities purchase agreement dated March 24, 2006 (the “Securities Purchase Agreement”) among the Company, KFOC and IP Synergy Finance Inc. (“IP Synergy”).  The Securities Purchase Agreement also provided the Holders with an option to acquire a third tranche of US$10 million principal amount of convertible notes (the “Series III Convertible Notes”) on or before December 31, 2006.  The Holders elected not to exercise their option to acquire the Series III Convertible Notes.

The Series I Notes were initially convertible into 2,873,563 common shares of the Company at any time by the holder at US$12.18 per share. Series I Warrants exercisable to purchase 1,436,782 common shares were issued with the Series I Notes, each warrant being exercisable to purchase one common share at an exercise price of US$13.48 until March 29, 2010 (see anti-dilution provisions below).

The Company, at its option, had the right to sell to KFOC up to US$13,500 principal amount a Series II Note on or before June 30, 2006, which would be used to repay a loan under an existing KFOC credit facility. On June 23, 2006, the Company exercised this right and issued to KFOC US$13,500 aggregate principal amount a Series II Note, which was initially convertible into 1,108,374 common shares of the Company at any time by the holder at US$12.18 per share. Series II Warrants exercisable to purchase 554,187 common shares were issued with the Series II Note, with each warrant being exercisable to purchase one common share at an initial exercise price of US$13.48 until June 23, 2010 (see anti-dilution provisions below).

The Convertible Notes Due 2008 contain customary covenants, including restrictions on the Company incurring debt, payment of dividends or obligations for or involving the payment of money in excess of certain restricted amounts.

The notes bear interest at a rate of 6.5% per annum payable bi-monthly. The Series I Notes and Series II Note are repayable in nine equal instalments commencing April 1, 2007 and August 1, 2007, respectively.

The interest payments and/or repayment amounts may be paid, at the purchaser’s option, in any combination of cash and/or common shares. If common shares are issued for interest payments or in repayment of the convertible notes they will be issued at a 10% discount from the weighted average trading price of the common shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date. The Company has the right to defer any principal repayment in cash until a later principal repayment date, up to no later than the final maturity date. During 2007, the Purchasers elected to receive common shares in settlement of both their interest and principal repayments.

To date, the Holders have elected to receive all interest payable under the Convertible Notes Due 2008 in Common Shares.  For the year ended December 31, 2007, the Company issued 341,530 Common Shares to the Holders in payment of interest due under the Convertible Notes Due 2008.  An additional 65,385 Common Shares were issued in payment of interest for the two month period ended February 1, 2008. As at December 31, 2007, the principal amount outstanding on the Series I and Series II Note was US$17,500 (2006 – US$35,000) and US$9,000 (2006 – US$13,500) respectively.

The Convertible Notes Due 2008 and the related Series I and Series II Warrants contain “full ratchet” anti-dilution provisions. Under these provisions, if at any time prior to August 1, 2008 the Company issues securities (including common shares or warrants convertible into common shares) at an effective price per share less than a stated amount, the conversion/exercise price of the outstanding convertible notes and Series I and Series II Warrants is reduced downward to equal the effective price, subject to a floor price of US$9.12 for the Series I Notes, US$6.67 for the Series II Note, US$10.73 for the Series I Warrants and US$7.85 for the Series II Warrants. On account of the unit offering that closed on December 13, 2007, the conversion price of the Series I Notes, the Series II Note, the Series I Warrants and the Series II Warrants decreased to their respective floor prices.

Commencing June 29, 2007 for Series I and September 23, 2007 for Series II, if the weighted average trading price of the common shares for each of any 25 consecutive trading days is 150% or more of the initial conversion price (as adjusted for any stock dividend or split, or similar transaction), the Company will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the convertible notes at the conversion price.

Public Offering

On December 13, 2007, the Company announced that it had closed its public offering of 18,666,667 units at a price of US$4.00 per unit for total gross proceeds of approximately US$75 million.  Each unit consisted of one common share and one half of a common share purchase warrant of the Company.  Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009. The Company anticipates that current capital resources are sufficient to meet the needs of the existing operations at the Lac des Iles mine as well as the development of the Shebandowan West project, the development of the upper portion of the OHGZ and further evaluation of APP.

Under the terms of the securities purchase agreement dated March 24, 2006 between the Company, KFOC and IP Synergy Finance Inc. (‘‘IP Synergy’’) relating to the Company’s Convertible Notes Due 2008 (see “Financing – Convertible Note Financing”), KFOC and IP Synergy each had a right to subscribe at the public offering price for up to 12.5% of the total securities being offered by the Company in this offering. If either KFOC or IP Synergy subscribed for less than its 12.5% share, the unused right was to be offered to the non-declining party, KFOC or IP Synergy, as the case may be. IP Synergy elected not to participate in this offering pursuant to its pre-existing participation right, and, in accordance with the terms of the securities purchase agreement, KFOC elected to subscribe for 25% of this offering.

On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day overallotment option granted to the underwriters. After taking the over-allotment exercise into account, the total gross proceeds to the Company from the unit offering were approximately US$86 million.  KFOC also elected to exercise its right to subscribe for 25% of this over-allotment offering.

Palladium and Platinum Purchase Agreement

On February 5, 2007, the Company announced that LDI had entered into a platinum and palladium purchase agreement dated as of January 19, 2007 (the “Auramet Agreement”) with Auramet, a precious metals merchant, providing for the purchase and sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. The Company is a guarantor of LDI’s obligations under the Auramet Agreement.  LDI may not request any purchase and sale after June 15, 2008 and all sales and payment therefor are required to be settled by December 31, 2008. LDI may receive advance payments not exceeding, at any time, an aggregate maximum of US$25 million.

The purchase price of the metal purchased under the Auramet Agreement may be fixed or provisional, determined in the case of fixed by: (i) Auramet’s current market bid price at the time of the transaction, and/or (ii) market limit orders by LDI to Auramet that have been concluded; and in the case of provisional pricing, the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case such pricing will reflect the forward value corresponding to the scheduled delivery date. Advance payments to LDI may not exceed specified values of fixed and provisionally priced platinum and palladium. Provisional prices must be fixed prior to the scheduled delivery date for such precious metals. Each advance payment will be subject to a discount equal to LIBOR plus 1.9% per annum for the period between the date the advance payment is made and the scheduled delivery date. Upon the delivery of the precious metals to Auramet, Auramet will pay to LDI the difference between the advance payment and the purchase price.

To secure the obligations of LDI under the Auramet Agreement, LDI has granted to Auramet a security interest, among other things, in the concentrates (including the precious and base metals contained therein) mined at the Lac des Iles mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement with Xstrata.

The first advance payment was made on March 7, 2007 and was used to repay a bridge loan from the Company’s major shareholder and subsequent advance payments are being used to finance working capital requirements.

DIVIDENDS

The Company has not paid any dividends to date on the Common Shares. The payment of dividends on the Common Shares is restricted under the terms of the Company’s credit facilities and the Securities Purchase Agreement. Further, the Company intends to retain its earnings, if any, to finance the growth and development of its business. Accordingly, the Company does not expect to pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company’s board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Company’s board of directors may consider relevant.

 CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares, an unlimited number of special shares, issuable in series. There are no special shares outstanding.  Additionally, the Company has issued common share purchase warrants pursuant to a public offering.

The Company’s directors may, by resolution, fix the number of shares in, the designation of, and determine the rights, privileges, restrictions and conditions attaching to, each series of special shares. The special shares of each series rank on a parity with the special shares of any other series in respect of dividends or the return of capital. The holders of special shares are entitled to receive, in priority to the holders of Common Shares and the shares of any other class ranking junior to the special shares, as and when declared by the directors, dividends in the amounts specified or determinable in accordance with the provisions of the series of which such special shares form a part. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, before any amount is paid to the holders of Common Shares or shares of any other class ranking junior to the special shares, the holders of special shares shall be entitled to receive, to the extent provided for with respect to such series, an amount equal to the price at which such shares were issued, such premium, if any, as has been provided for with respect to such series, and all unpaid cumulative dividends or declared and unpaid non-cumulative dividends. The special shares of any series may also be given such other preferences over the Common Shares and any other class of shares ranking junior to the special shares as may be determined in the case of such series. The holders of special shares are not entitled to vote separately as a class and the holders of any series of special shares are not entitled to vote separately as a series except as required by the Canada Business Corporations Act.

Each Common Share entitles the shareholder to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the special shares, to receive any dividends declared by the board of directors and the remaining property of the Company upon dissolution.

Pursuant to the public offering of December 13, 2007 and the exercise of the over-allotment option of January 9, 2008, the Company has issued 10,733,333 Warrants.  The Warrants were issued in registered form under, and will be governed by, an indenture dated December 13, 2007 (the “Warrant Indenture”) and available under the Company’s profile on SEDAR at www.sedar.com between the Company, on the one hand, and Computershare Trust Company of Canada, on the other hand, as warrant trustee.  Each whole Warrant entitles the holder to purchase one Common Share at an exercise price of US$5.05, subject to adjustment as described below. The Common Shares underlying the Warrants, when issued upon exercise of the Warrants, will be fully paid and non-assessable.

The holders of the Warrants will not possess any rights as shareholders of the Company until such holders exercise the Warrants. The Warrants do not contain provisions for cashless exercise and there is no minimum or maximum amount which may be exercised at any one time. The Warrants may be transferred or assigned.  The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events as fully described in the Warrant Indenture.

The Warrant holders may be expected to exercise the Warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital by an offering of Common Shares on terms more favourable than those provided for by the Warrants.  The Warrants are listed on the AMEX and the Toronto Stock Exchange (the “TSX”).

All of the foregoing statements are subject to the more detailed provisions of the Warrant Indenture.

 PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the AMEX under the trading symbol “PAL” and the TSX under the trading symbol “PDL”. The following table sets out the market price range and trading volumes of the Common Shares on the AMEX and the TSX for the periods indicated.

	AMEX			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn.$)	(Cdn.$)
2007
January	8.22	6.72	4,951,900	9.71	7.98	1,044,367
February	8.40	7.45	4,259,914	9.86	8.80	907,357
March	7.88	6.65	4,031,538	9.17	7.81	987,688
April	10.48	7.21	8,822,643	11.75	8.35	2,053,292
May	12.36	9.40	18,649,203	13.65	10.45	2,555,256
June	11.49	9.00	6,276,925	12.14	9.56	1,244,705
July	10.73	8.70	5,237,900	11.21	9.18	882,105
August	8.92	6.13	7,104,100	9.42	6.61	1,598,095
September	8.00	6.81	5,589,300	7.98	7.09	797,662
October	8.72	7.07	7,293,100	8.31	7.07	1,353,204
November	8.12	5.26	6,602,724	7.84	5.25	1,401,033
December	5.50	3.40	27,146,936	5.40	3.43	4,154,965
2008
January	4.82	3.28	27,930,559	4.83	3.25	4,880,059
February	9.43	4.55	75,510,256	9.45	4.6	11,031,270

The Warrants are listed for trading on the AMEX under the trading symbol “PAL.WS” and the TSX under the trading symbol “PDL.WT”.  The following table sets out the market price range and trading volumes of the Warrants on the AMEX and the TSX for the periods indicated

	AMEX			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn.$)	(Cdn.$)
2007
December	1.00	0.18	1,468,900	0.70	0.15	132,160
2008
January	1.50	0.53	616,100	1.41	0.62	917,960
February	5.40	1.13	945,900	5.29	1.25	1,983,010

 DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the directors and executive officers of the Company:

Name and municipality of residence	Position(s) held	Principal occupation

Steven R. Berlin, C.P.A.(1)(4) Tulsa, Oklahoma	Director	Part-time consultant

C. David A. Comba(2)(4) Burlington, Ontario	Director	Graduate geologist and retired executive

André J. Douchane(4)(5) Toronto, Ontario	Chairman and Director	President and CEO, Starfield Resources Inc.

Robert J. Quinn(2)(3) Houston, Texas	Director	Partner, Quinn & Brooks LLP

Gregory J. Van Staveren, C.A., C.P.A.(2)(3) Toronto, Ontario	Director	President, Strategic Financial Services

William J. Weymark (3)(4) West Vancouver, British Columbia	Director	Professional Engineer

James D. Excell Kelowna, British Columbia	President and Chief Executive Officer	Officer of the Company

G. Fraser B. Sinclair, C.A., C.A. (S.A.) Oakville, Ontario	Vice President, Finance and Chief Financial Officer	Officer of the Company

Trent C.A. Mell, B.C.L., LL.B. Toronto, Ontario	Vice President, General Counsel and Corporate Secretary	Officer of the Company

David J. Passfield Ajax, Ontario	Vice President, Operations	Officer of the Company

William E. Stone North Vancouver, British Columbia	Vice President, Exploration	Officer of the Company

Michael C. Thompson, F.C.C.A. Thunder Bay, Ontario	Senior Controller and Manager, Administration	Officer of the Company

Notes:

(1)          Observer at  meetings of the Audit Committee.

(2)          Member of the Audit Committee.

(3)          Member of the Governance, Nominating and Compensation Committee.

(4)          Member of the Technical, Environment, Health and Safety Committee.

(5)          Observer at meetings of the Governance, Nominating and Compensation Committee

Steven R. Berlin:  Mr. Berlin was first appointed to the board of directors of the Company in February 2001. Mr. Berlin is also a director of Orchids Paper Products, an AMEX listed company. In 2006, Mr. Berlin retired as Vice-President of KFOC where he worked part-time for two years following four years of full-time work as Vice-President and Chief Financial Officer. Prior to joining KFOC, Mr. Berlin taught at the University of Tulsa for three years where he also served a year as acting associate Dean of the College of Business as well as acting Director of the School of Accounting. Prior to that, Mr. Berlin spent 25 years with Citgo Petroleum Corporation, retiring as Senior VP Finance and Administration and Chief Financial Officer. Mr. Berlin has a bachelor’s degree from Duquesne University, an MBA from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University.  Mr. Berlin’s current term as director will expire on May 22, 2008.

C. David A. Comba:  Mr. Comba was first appointed to the board of directors of the Company in March 2006. Mr. Comba has over four decades of experience as an exploration advocate and senior mining executive. As Chief Exploration Geologist of Falconbridge Limited in Sudbury, Ontario, he led the discovery team for Falconbridge Limited’s Thayer Lindsley Mine. Prior to its takeover by Kinross Gold Corporation, Mr. Comba was Vice-President, Exploration of Falconbridge Gold Corporation. Following the takeover, he became President and Chief Executive Officer of a Kinross controlled junior exploration company listed on the TSX. From 1998 to 2005, Mr. Comba was Director of Issues Management with the

Prospectors and Developers Association of Canada, where he led the successful lobby effort for the re-introduction of enhanced or “super” flow-through shares. Mr. Comba has bachelors and masters degrees in geology from Queen’s University in Kingston, Ontario. Mr. Comba’s current term as director will expire on May 22, 2008.

André J. Douchane:  Mr. Douchane was first appointed to the board of directors of the Company in April 2003. Mr. Douchane is a mining engineer with over 30 years of mining experience managing precious metals operations. In addition to serving as the Company’s President and Chief Executive Officer from April 2003 to January 2006, he has held senior management positions with several international publicly traded precious metal mining companies including Vice-President Operations of Franco and Euro-Nevada (Newmont Mining Corporation). Prior to April 2002, Mr. Douchane was President of Management Inc., a management consulting firm. In January 2007, Mr. Douchane was appointed President and Chief Executive Officer of Starfield Resources Inc., an exploration and development company in Nunavut, Canada. Mr. Douchane’s current term as director will expire on May 22, 2008.

Robert J. Quinn:  Mr. Quinn was first appointed to the board of directors of the Company in June 2006. A founding partner of the Houston mining transactional law firm Quinn & Brooks, LLP, he has over 25 years legal and management experience, including as Vice-President and General Counsel for Battle Mountain Gold Explorations Inc. He also has extensive experience in M&A transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science degree in Economics from the University of Denver, a juris doctorate degree from the University of Denver College of Law and completed two years of graduate work in Mineral Economics at the Colorado School of Mines. Mr. Quinn currently serves as a director on the board of three other public companies. Mr. Quinn’s current term as director will expire on May 22, 2008.

Gregory J. Van Staveren:  Mr. Van Staveren was first appointed to the board of directors of the Company in February 2003. Mr. Van Staveren is currently the President of Strategic Financial Services, a private consulting company providing business advisory services. Mr. Van Staveren is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo. From February 1998 until September 2001, Mr. Van Staveren was the Chief Financial Officer of MartinRea International Inc. (MRE-TSX), and prior to that he was partner in the mining group of KPMG, where he provided accounting, and advisory services to his clients. He had been with KPMG since 1980. Mr. Van Staveren currently acts as an independent director on the board of three other public companies and acts as the Chief Financial Officer on a part-time basis for Starfield Resources Inc., a TSX listed company (SRU-TSX). Mr. Van Staveren’s current term as director will expire on May 22, 2008.

William J. Weymark:  Mr. Weymark was first appointed to the board of directors of the Company in January 2007.  Mr Weymark is President of Weymark Engineering Ltd, a private engineering and consulting company.   From 1991 to 2007, Mr. Weymark was employed by Vancouver Wharves Ltd.  BCR Marine, a marine transportation company located on the west coast of British Columbia (from 1991 to 1996 as Vice President, Operations; from 1996 to 2003 as President and Chief Operating Officer; and from 2004 to 2007 as President and Chief Executive Officer). Prior to joining Vancouver Wharves, Mr. Weymark spent 14 years in the mining industry throughout western Canada working on the start-up and operation of several mines. Currently, Mr. Weymark is a Director of the Vancouver Board of Trade, the VGH & UBC Hospital Foundation and a Member of the Industry Advisory Committee for the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia. Mr. Weymark obtained a diploma in Mining from the British Columbia Institute of Technology and a degree in Mining and Mineral Process Engineering from the University of British Columbia. Mr. Weymark’s current term as director will expire on May 22, 2008.

James D. Excell:  Mr. Excell was appointed as President and Chief Executive Officer of the Company in January 2006. Mr. Excell previously served on the Company’s board of directors from June 2004 to December 2005. Mr. Excell spent more than three decades with BHP Billiton, having served at one point as the President and Chief Operating Officer of BHP Billiton Diamonds Inc. Mr. Excell serves as a Director for Fortune Minerals Ltd. and Diamondex Resources Ltd., and acted as the Chairman of BHP Billiton Diamonds Inc. until June 2005. Prior to December 31, 2005, Mr. Excell was President of Narego Solutions Inc., a consulting company that provides strategic planning services to junior mining companies.

G. Fraser B. Sinclair:  Mr. Sinclair was appointed as the Vice President, Finance and Chief Financial Officer of the Company in April 2007. Mr. Sinclair brings over 20 years of diverse senior management experience with TSX and NASDAQ listed companies, comprising financial management, strategic planning, acquisitions and corporate restructurings. Prior to joining North American Palladium, Mr. Sinclair ran his own independent consulting practice providing senior level financial and business advisory services. From July 2001 to April 2004, Mr. Sinclair was the Chief Financial Officer and Corporate Secretary of Cedara Software Corp. Mr. Sinclair earned his CA designation with Arthur Young & Company and has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa.

Trent C.A. Mell:  Mr. Mell joined the Company in April 2007 as Vice President, General Counsel and Corporate Secretary, having previously worked in the corporate head offices of Barrick Gold Corporation where he acted as corporate counsel, and Sherritt International Corporation where he was Associate General Counsel and Assistant Secretary. Prior to joining the mining industry, Mr. Mell worked in the Toronto offices of Stikeman Elliott LLP, where he practiced with the firm’s securities law group. He holds a Bachelor of Arts in Economics and Political Science, a Bachelor of Civil Law and a Bachelor of Common Law, all from McGill University. Mr. Mell is currently completing a Masters of Law degree in Securities Law at Osgoode Hall Law School and recently published an article entitled “Mineral Resources and Mineral Reserves: The Case for International Reporting Standards” (Rocky Mountain Mineral Law Foundation Journal, vol. 43-2 at 253).

David J. Passfield:  Mr. Passfield was appointed Vice President, Operations of the Company in October 2006. Mr. Passfield is a professional engineer with almost 30 years experience in open-pit and underground mining operations. Mr. Passfield has held management positions with numerous mining operations located across Canada and overseas, including the Diavik Diamond Mine in the Northwest Territories. Additionally, he worked as a consultant for several Canadian mining and construction companies where he advised on production and maintenance planning, equipment selection and throughput optimization. Prior to October 2006, Mr. Passfield was Vice-President and General Manager of Grande Cache Coal Corporation, an operating metallurgical coal mining company located in Alberta, Canada. Prior to May 2005 he was Manager, Mining for Diavik Diamond Mines Inc., a subsidiary of Rio Tinto plc., which operates the Diavik Diamond Mine in the Northwest Territories.

William E. Stone.  Dr. Stone has a Ph.D. in Geology from the University of Western Ontario and brings over twenty-five years of exploration experience to the Company, including significant experience with platinum group metals and nickel-copper sulphides.  In addition to formerly serving as Principal Geologist and Vice President of Exploration with several Canadian and Australian listed firms, Dr. Stone also taught economic geology and geochemistry at the University of Western Australia in Perth.  Dr. Stone joined North American Palladium in March 2008 and will lead all of the Company’s exploration activities, including work at Canadian properties such as the Lac des Iles mine, the Shebandowan West project and Shawmere as well as exploration activities at the Arctic Platinum Project in Finland.

Michael C. Thompson:  Mr. Thompson was first appointed Senior Controller and Manager, Administration of the Company in October 2003. Mr. Thompson is a professional accountant with over 30 years of experience in all facets of executive financial and operations management. Mr. Thompson joined the Company in 2000 and is currently responsible for managing the administration, finance, IT and materials functions. Mr. Thompson’s previous experience includes positions as Vice-President, Finance and Administration with Provincial Papers Inc. and Vice-President of Finance for Baxter Corporation, Canada.

The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Company is 60,011, which is less than 1% of the Common Shares issued and outstanding. KFOC owns approximately 41% of the Company’s outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc., which filed a voluntary Bankruptcy Petition under Chapter 11 of the United States Bankruptcy Code in an Oklahoma court on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted by the Court on March 11, 2005.

In July 2002, the Ontario Securities Commission issued a cease trading order against Black Pearl Minerals Consolidated Inc. for failure to file required financial statements and reports. On October 3, 2002, the Ontario Securities Commission revoked this cease trading order. Another cease trading order was issued by the Ontario Securities Commission against Black Pearl Minerals Consolidated Inc. on February 3, 2004 for failure to file financial statements. This cease trading order was revoked on February 18, 2004. David Comba, a director of the Company, was a director of Black Pearl Minerals Consolidated Inc. from December 1998 to April 2004.

Conflicts of Interest

There may be potential conflicts to which the directors of the Company are subject in connection with the business and operations of the Company. The individuals concerned are governed in any conflicts or potential conflicts by applicable law. As of the date hereof, the following directors and officers of the Company hold positions with other companies that explore for or produce PGMs or have other business interests which may potentially conflict with the interests of the Company.

In the past, Mr. Berlin sat on the board of directors of the Company as a nominee of KFOC, which owns approximately 41% of the outstanding common shares of the Company.  Although Mr. Berlin is no longer a nominee of KFOC, he is not considered independent as that term is defined by virtue of the fact that prior to January 1, 2006, Mr. Berlin served as an executive officer of KFOC.  Mr. Berlin does satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

In January 2007, Mr. Douchane was appointed President and Chief Executive Officer of Starfield Resources Inc., a TSX Venture Exchange listed company. Starfield Resources is involved in the exploration and development of its 100% owned Ferguson Lake nickel copper cobalt palladium platinum property located in Nunavut, Canada. Additionally, on September 14, 2007, Mr. Van Staveren was appointed part-time Chief Financial Officer of Starfield Resources.

Mr. Comba is a director of First Nickel Inc., a TSX-listed company, which operates the Lockerby Mine in Sudbury, Ontario, Canada. First Nickel Inc. is a nickel, copper and cobalt producer with platinum group credits that is actively exploring for nickel deposits in Sudbury and south-eastern, Ontario.

 LEGAL PROCEEDINGS

The following is a summary of material legal proceedings of which the Company is or has been a party.

In 2000, LDI and B.R. Davidson Mining & Development Ltd. (“Davidson”) entered into a contract whereby Davidson agreed to construct an expanded tailings management facility at the Lac des Iles mine site. LDI declared Davidson to be in default of the contract on February 2, 2001 and made a demand under a labour and material payment bond issued by AXA Pacific Insurance Company (“AXA”). Davidson was the principal named in the bond and the indemnitors were B.R. Davidson Mining, Atikokan Ready Mix Ltd., Blaine R. Davidson, Bruce R. Davidson and Marlene Davidson. AXA commenced an action against the indemnitors. All of the indemnitors other than Marlene Davidson commenced a third party action against LDI, Sitka Corp., LDI’s engineers, and Aon Reed Stenhouse, the bond broker. In this third party action, Davidson claims under the contract in the amount of $7.9 million, general damages for breach of contract in the amount of $3 million, aggravated, punitive or exemplary damages in the amount of $500,000, loss of equity and equipment in the amount of $3 million by reason of LDI’s failure to pay, contribution and indemnity for any amounts which the indemnitors are required to pay as a result of AXA’s claim against Davidson, costs, and interest. For its part, LDI has two default judgments against Davidson and noted Davidson in default in eight other actions in connection with subtrade claims made against Davidson which were assigned to LDI. LDI’s subtrade actions, costs orders and interest against BR Davidson total approximately $2 million.

The Company, along with J. Patrick Sheridan, Minerales De Copan and two other individuals, are defendants in an action brought by Cambridge Resources Corp. (“Cambridge”) in the Superior Court of Justice (Ontario). In its amended statement of claim dated September 27, 1991, Cambridge claims damages in the amount of $20 million, punitive and exemplary damages in the amount of $5 million, a declaration that the defendants hold any interest in an unidentified mining concession located in Honduras, about forty miles southeast of Tegucigalpa (defined therein as the “Mining Property”), on constructive trust for Cambridge, a mandatory order requiring the defendants to deliver up all proceeds, equity interest, security or debenture interest in whatever form relating to the Mining Property, prejudgment and post-judgment interest and costs. The Company filed a statement of defence dated February 7, 1992 which states, among other things, that the Mining Property was previously known to one of the individual defendants to be of insufficient quality to merit commercial development and that, accordingly, the Company had declined to proceed any further with the investigation or purchase of the Mining Property. Partial discoveries of certain of the parties were conducted on October 6, 7 and 8, 1993. There have been no further proceedings in the action and it has been dormant for over 14 years. No provision in the financial statements of the Company has been made in respect of any possible loss from the action as management believes that the Company has a valid defence and the Sheridan Group has indemnified the Company.

The Company has filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. During 2004, the Corporation received $7.15 million as an interim payment against this claim and has included this amount in income from mining operations. The Company is pursuing the balance of its insurance claim and will record any additional recovery in income if and when received.

From time to time, the Company is involved in other litigation, investigations or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company’s management, these claims and lawsuits individually and in the aggregate, even if adversely settled, would not be expected to have a material effect on the results of operations or financial condition of the Company and would not exceed ten percent of the current assets of the Company.

 INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder owning, directly or indirectly, or exercising control or direction over, 10% or more of the voting securities of the Company or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect in any transaction since January 1, 2006 that has materially affected or will materially affect the Company, except as follows:

(i)                                   KFOC is a party to the credit facilities described under “Financing – KFOC Credit Facilities”.

(ii)                                KFOC is a party to the Securities Purchase Agreement described under “Financing – Convertible Note Financing”.

(iii)                            KFOC exercised its pre-emptive right pursuant to the Securities Purchase Agreement to subscribe for 25% of the units at the public offering price of the offering of December 13, 2007 and the subsequent over-allotment option of January 9, 2007.  See “Financing-Public Offering” above.

 TRANSFER AGENT

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada, and Computershare Trust Company, N.A. is the co-transfer agent for the Common Shares in the United States. Computershare Trust Company of Canada is the trustee and transfer agent for the Warrants

 MATERIAL CONTRACTS

The Senior Credit Facilities, the Securities Purchase Agreement, the Palladium and Platinum Purchase Agreement with Auramet described in the section titled “Financing”, and the agreement with Gold Fields described under “Arctic Platinum Project” are the only contracts that are material to the Company and are still in effect.

 INTERESTS OF EXPERTS

Information relating to the Company’s mineral properties in this AIF has been derived from reports prepared by Scott Wilson RPA, Graham Clow, Leo Hwozdyk, Deborah A. McCombe, Ian T. Blakley, Aker Kvaerner, P&E Mining Consultants Inc., Eugene Puritch, Wayne Ewert, F.H. Brown, David King, Laila Sedore David Penna and Des Cullen and has been included in reliance on such persons’ expertise. Each of Graham Clow, Leo Hwozdyk, Deborah A. McCombe, Ian T. Blakley, Eugene Puritch, Wayne Ewert, F.H. Brown, David King, Laila Sedore and Des Cullen is a qualified person as such term is defined in NI 43-101 and, with the exception of Laila Sedore and David Penna who are employees of the Company, is independent from the Company.  None of Scott Wilson RPA, Graham Clow, Leo Hwozdyk, Deborah A. McCombe, Ian T. Blakley, Aker Kvaerner, P&E Mining Consultants Inc., Eugene Puritch, Wayne Ewert, F.H. Brown, David King, Laila Sedore and Des Cullen, each being companies or persons who have prepared or supervised the preparation of reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

The auditors of the Company are KPMG LLP (“KPMG”), Chartered Accountants, of Toronto, Ontario.  KPMG report that they are independent of the Company in accordance with the Rules of Professional

Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC. KPMG is registered with the Public Company Accounting Oversight Board.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

 RISK FACTORS

The Company’s securities are subject to the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment may be lost.

The Company’s financial results are directly affected by commodity prices.

The Company’s earnings are directly related to commodity prices as its revenues are derived from sales of palladium and, to a lesser extent, by-product metals, including platinum, nickel, copper and gold. The Company’s current policy and practice is not to sell forward its future production. Commodity prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including inventory sales, producer hedging activities, global and regional demand and political and economic conditions. In addition, the price of palladium is affected by global supply and demand for products containing palladium, availability and cost of substitutes, production levels and costs in major PGM producing countries, particularly Russia and South Africa, and any decision by the Russian government to dispose of substantial amounts of PGMs. Further, the price of palladium has on occasion been subject to very rapid short-term changes because of the smaller size of the market relative to other metals. The aggregate effect of these factors is impossible to predict with any accuracy.

Fluctuations in commodity prices, particularly palladium, may adversely affect the Company’s financial performance and results of operations. The Company’s primary source of revenue is the sale of palladium, which accounted for approximately 47% of the Company’s revenues in 2007 and 48% of its revenues for 2006. Historically, changes in the market price of palladium have significantly impacted the Company’s profitability and the trading price of the Common Shares. If the market prices of palladium and by-product metals fall below the Company’s total cash costs of production at that time and remain so for any sustained period, the Company will experience losses and/or may curtail or suspend some or all of its exploration, development and operations.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company’s results of operations.

The Company’s operating results and cash flows are significantly affected by changes in the Canadian dollar/U.S. dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company’s revenues are earned in U.S. dollars but most of its operating and capital costs are incurred in Canadian dollars. As a result, a strengthening Canadian dollar relative to the U.S. dollar will result in reduced revenues for the Company. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years. The Company does not currently use foreign currency options and forward foreign exchange contracts to purchase Canadian dollars in order to hedge against the effects of currency fluctuations. In addition, a significant portion of the Company’s expenditures at the APP in Finland will be denominated in Euros. The Euro has varied significantly against the U.S. dollar over the past several years. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

The Company may not meet its production level and operating cost estimates and, if it does not, its results of operations may be adversely affected.

Planned production levels and operating costs are estimated based on the Company’s experience in operating the Lac des Iles mine. These estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The Company cannot give assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated.

If mineral reserve and resource estimates are not accurate, production may be less than estimated which would adversely affect the Company’s financial condition and results of operations.

Reserve estimates are imprecise and depend on geological analysis based partly on statistical inferences drawn from drilling, which may prove unreliable, and assumptions about operating costs and metal prices, which may prove incorrect. The Company cannot be certain that its mineral reserve and resource estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•                  actual mineralization or ore grade could be different from those predicted by drilling, sampling and feasibility studies or technical reports;

•                  declines in the market price of palladium or other metals may render the mining of some or all of the reserves uneconomic;

•                  increases in the capital or operating costs of the mine;

•                  changes in the life-of-mine plan or ultimate pit design; or

•                  the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular level of metal may be recovered from the reserves.

The occurrence of any of these events may cause the Company to adjust its reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may impair the Company’s profitability.

High metal prices from 2004 to 2007 have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The strength of metal prices over the past four years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment may continue to increase if current trends continue. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Future exploration at the Lac des Iles mine or at the Company’s exploration properties may not result in increased reserves, which would prevent the Company from sustaining its targeted production levels and continuing as a going concern.

As mines have limited lives based on proven and probable mineral reserves, the Company is actively seeking to replace and expand its reserves, primarily through exploration and development and potentially through strategic acquisitions and joint ventures. The Company conducts exploration programs at and surrounding the Lac des Iles mine, the Shebandowan West Project and the APP with the objective of increasing the mineral resources and mineral reserves at these projects. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are initiated and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company’s current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. In the event that new mineral resources or mineral reserves are not discovered and developed, the Company may not be able to sustain production beyond 2010 or earlier. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern.

The Company has a history of losses and no immediately foreseeable earnings.

The Company has a history of losses, and there can be no assurance that it will ever be profitable. The Company expects to continue to incur losses unless and until such time as it develops and commences mining operations at the OHGZ, the Shebandowan West Project or the APP. The development of each of these projects will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any joint venture agreements with strategic partners, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

The risks and hazards associated with mining and processing may increase the Company’s costs and reduce its profitability in the future.

Mining and processing operations involve many risks and hazards, including, among others:

•                  environmental hazards;

•                  industrial accidents;

•                  metallurgical and other processing problems;

•                  unusual and unexpected rock formations;

•                  pit slope failures or underground cave-ins;

•                  fires;

•                  flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

•                  mechanical equipment and facility performance problems; and

•                  the availability of materials and equipment.

These risks could result in:

•                  damage to, or destruction of, the Company’s properties or production facilities;

•                  personal injury or death, including to the Company’s employees;

•                  environmental damage;

•                  delays in mining;

•                  increased product costs;

•                  asset write downs;

•                  monetary losses; and

•                  possible legal liability.

The Company cannot be certain that its insurance will cover the risks associated with mining or that it will be able to maintain insurance to cover these risks at affordable premiums. The Company might also become subject to liability for pollution or other hazards against which it cannot insure or against which the Company may elect not to insure because of high premium costs or other reasons. Losses from such events may increase costs and decrease profitability.

If the Company fails to maintain projected production levels for its underground or open pit mining operations at Lac des Iles, its ability to generate revenue and profits will be adversely affected.

The Company’s future prospects will be negatively affected if the underground or open pit mine at Lac des Iles fails to maintain projected production levels. Unforeseen conditions or developments could arise during the ongoing development and operation of the underground or open pit mine which could increase costs and adversely affect the Company’s ability to generate revenue and profits. These events may include, among others:

•                  shortages or unanticipated increases in the cost of equipment, materials or skilled labour;

•                  delays in delivery of equipment or materials;

•                  labour disruptions;

•                  adverse weather conditions or natural disasters;

•                  accidents; and

•                  unforeseen engineering, design, environmental or geological problems.

The Company depends on a single mine to generate revenues and, if mining operations are interrupted or if any adverse condition affects the operation of that mine, the Company’s business will suffer.

All of the Company’s revenues are derived from its mining operations at the Lac des Iles mine, which is the Company’s only operating mine. If there were to be an interruption in operations at the Lac des Iles mine, or if the Company would no longer be able to extract ore from this mine for any reason, the Company’s business would suffer significantly. In addition, any adverse condition affecting mining operations at the Lac des Iles mine could have a material adverse effect on the Company’s financial performance and results of operations.

Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior recorded and unrecorded agreements, transfers or claims and other defects and potential aboriginal rights claims.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Additionally, there can be no guarantee that potential aboriginal rights claims to the Company’s mineral properties will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project. A successful challenge to the area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Company is dependent on a third party for smelting and significantly refining its palladium. If the third party is unable to accommodate the Company’s smelting and refining requirements or the existing contract is terminated or not renewed, the Company’s ability to generate revenues could be harmed.

The Company has a smelter agreement with Xstrata, which provides for the smelting and refining of the principal metals contained in the concentrates produced at the Lac des Iles mine. The existing agreement with Xstrata expires on March 31, 2010 but may be extended for two additional one-year terms. Xstrata may terminate the agreement earlier if treatment of the concentrate becomes subject to regulations which result in increased costs to Xstrata, and new terms have not been established within sixty days of a request to renegotiate the agreement. The termination of the agreement or the failure to renew the agreement on acceptable terms, or at all, could have a material adverse effect on the Company’s financial performance and results of operations until such time as alternative smelting and refining arrangements could be made or alternative purchasers of the Company’s concentrates could be found. If the Company is required to make alternative refining arrangements or to find alternative purchasers, there can be no assurance that such arrangements would be on terms as favourable to the Company as its existing agreement with Xstrata.

Increased competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing, or capable of producing, palladium or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. As a result, for reasons beyond its control, the Company may not be able to acquire mining properties in the future.

The Company cannot assure investors that it will satisfy the conditions to its earn-in for the APP or that the APP and Shebandowan West Project properties will be managed in a way favourable to the Company.

The Company is a party to a framework agreement with subsidiaries of Gold Fields to earn a 60% interest in the APP; however, there can be no assurance that the conditions necessary to earn this interest will be satisfied. Moreover, the APP framework agreement is subject to a claw-back right in favour of Gold Fields which, if exercised, would decrease the Company’s interest in the APP to 50%. The Company and

Gold Fields are discussing certain clarifications to the earn- in conditions set forth in the APP framework agreement, but no such clarifications have been finalized. In addition, if Vale Inco or Gold Fields were to be appointed project managers of the Shebandowan West Project or the APP, respectively, the Company would not be able to fully predict or control the pace or the scale of the permitting and future development and operation, if any, of the respective projects. There can be no assurance that either Vale Inco or Gold Fields would manage the Shebandowan West Project or the APP, as the case may be, in a manner consistent with the Company’s vision for such projects.

The exploration and development of the Company’s properties will require substantial additional financing.

The exploration and development of the Company’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration activities, development or production on any or all of the Company’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

The Company’s inability to renew its collective agreement on acceptable terms upon its expiry in February 2009 could have a material adverse effect on the Company.

The Company’s collective agreement with the United Steelworkers of America, the union representing the employees at the Lac des Iles mine (other than employees at or above the rank of foreman, safety coordinator, surveyors, dispatchers, technical staff and office, clerical and security personnel), will expire in February 2009. The inability to renew the agreement on acceptable terms could have a material adverse effect on the Company. In addition, work stoppages or strikes at the Lac des Iles mine could have a material adverse effect on the results of operations and financial performance of the Company.

The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant.

The Company’s operations are subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls on activities relating to the exploration, development and production of palladium and by-product metals. The cost to the Company of obtaining operating approvals and licenses and abiding by environmental legislation, standards and controls may be significant. Further, if the Company fails to obtain or maintain such operating approvals or licenses or breaches such legislation, standards or controls, it may not be able to continue its operations in its usual manner or at all, and the Company may be subject to fines or other liabilities which may have a material adverse impact on its operations or financial results.

The Company will be responsible for all costs of closure and reclamation at the Lac des Iles mine. Under applicable legislation, the Company has established a trust fund to prepare for closure and reclamation. The current amended mine closure plan requires the payment by the Company of $7.8 million for clean-up and restoration of the mine site. The trust fund is maintained by the Ontario Ministry of Northern Development and Mines and will become available to the Company when the mine closure is completed. At December 31, 2007, approximately $8.3 million (including accrued interest) had been deposited by the Company into the trust fund.

Development of the underground mine and changes to the design of the TMF at Lac des Iles required an amendment to the existing mine closure plan and may result in an increase in the amount of financial assurance required by the Ontario Ministry of Northern Development and Mines. The actual amount needed for the closure of the Lac des Iles mine may be materially more than the original estimate.

Additionally, changes in environmental legislation or in its enforcement, new information on existing environmental conditions or other events, including changes in environmental controls or standards or in their enforcement, may increase future environmental expenditures or otherwise have a negative effect on the Company’s financial condition and results of operations. In addition to existing requirements, it is expected that other environmental legislation may be implemented in the future with the objective of further protecting human health and the environment. New environmental legislation or changes in existing environmental legislation could have a negative effect on production levels, product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Company to predict their impact. The Company anticipates capital expenditures and operating expenses would likely increase as a result of compliance with new or more stringent environmental legislation.

Failure to comply with environmental legislation may result in the issuance of governmental orders, the imposition of penalties, liability for related damages and the loss of operating licenses or approvals. The Company cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental legislation or that steps to bring the Company into compliance would not have a negative effect on its financial condition and results of operations.

Compliance with current and future government regulations may cause the Company to incur significant costs and slow its growth.

The Company’s activities are subject to extensive Canadian federal and provincial legislation governing various matters relating to mine safety, occupational health, labour standards, prospecting, exploration, production, exports, toxic substances, explosives, management of natural resources, price controls, land use, water use and taxes. Compliance with these and other legislation could require the Company to make significant capital outlays which may slow its growth by diverting its resources. The enactment of new adverse legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on the Company’s financial position. The Company cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions including possible shut-downs of the Lac des Iles mine and future operations, as applicable.

The Company is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process.

In the ordinary course of business, the Company is required to obtain and renew governmental permits for the exploration, operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control, including the interpretation of applicable requirements implemented by the applicable permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Company’s expectations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could materially adversely affect the Company’s revenues and future growth.

The Company is subject to the mineral claim renewal process in Finland, which may present challenges with respect to the ongoing development of the APP.

Under Finnish law, a mineral claim has an initial term of one to five years, and is subject to a three-year renewal. To renew a mineral claim, the applicant must demonstrate valid grounds for such renewal, and landowners and other interested parties are given the opportunity to express their views on the renewal application. Each application is dealt with on a case by case basis and the Company can give no assurances as to the outcome of any such application. Upon the expiry of the three-year renewal term, the claimholder must either apply for a mining concession or apply for a new one to five year mineral claim to continue exploration work. Any such application must be submitted in a timely manner prior to the expiration of the previous claim. Failure on the part of the Company to submit a timely application may open the possibility to third parties making priority claims.

The Company faces competition from other larger suppliers of platinum group metals and from potential new sources of platinum group metals.

The Company competes globally with other suppliers of platinum group metals, some of which are significantly larger and have access to greater mineral reserves and financial resources. In addition, new mines may open which would increase the supply of palladium and platinum. An industry has also developed for the recovery of platinum group metals from scrap sources, mostly from spent automobile and industrial catalysts. Despite that the Company is currently well positioned among its competitors, it may not be successful in competing with these existing and emerging platinum group metal suppliers and sources.

The development of new technology or new alloys could reduce the demand for palladium and platinum.

Demand for palladium and platinum may be reduced if manufacturers in industries such as the automotive sector, the electronics sector and dentistry find substitutes for palladium or platinum. The development of a substitute alloy or synthetic material which has catalytic characteristics similar to PGMs would likely result in a decrease in demand for palladium and platinum. Furthermore, the development by the automobile industry of automobiles that do not use catalytic converters could significantly reduce the demand for palladium and platinum. The electronics industry has already experienced advances in new technology which use base metals as a substitute for palladium in certain component parts. High prices for palladium would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Company’s financial condition and results of operations.

If the Company loses key personnel or is unable to attract and retain additional personnel, the Company’s mining operations and prospects could be significantly harmed.

The Company is dependent upon the services of a small number of members of senior management including James D. Excell, the Company’s President and Chief Executive Officer. The Company’s current mining operations and its future prospects depend on the experience and knowledge of these individuals. The Company does not maintain any “key man” insurance. The loss of one or more of these individuals could have a material adverse effect on the Company’s mining operations and results of operations.

The Company’s credit facilities and convertible notes provide for events of default, some of which are beyond the Company’s control.

The Company has borrowed funds under its credit facilities to finance its operations. The credit facilities and the Convertible Notes Due 2008 issued pursuant to the Securities Purchase Agreement between the Company and KFOC, a privately-held oil and gas company based in Tulsa, Oklahoma, and IP Synergy, contain certain events of default, some of which are beyond the Company’s control, the occurrence of which could require the Company to pay back immediately all amounts borrowed under the credit facilities and convertible notes.

The Company’s principal shareholder has the ability to direct the Company’s affairs and business and, because the principal shareholder owns approximately 41% of the Common Shares, third parties may be deterred from acquiring the Company.

To the Company’s knowledge, KFOC owns Common Shares representing approximately 41% of the total number of Common Shares outstanding as at February 22, 2008. KFOC, therefore, has the ability to direct the affairs and business of the Company and it cannot be assumed that the interests of KFOC will coincide with those of the Company. This concentration of ownership results in KFOC’s ability to elect the Company’s board of directors and may have the effect of delaying or preventing a change in control of the Company, which may deprive the Company’s shareholders of a control premium that might otherwise have been realized in connection with an acquisition of the Company. Alternatively, if KFOC sells its shareholdings to a third party, the new purchasing shareholder would obtain a considerable controlling interest in the Company. There can be no assurance that the interests of such a shareholder would be consistent with the plans of the Company as described in this AIF or that such a sale would not decrease the value of the Common Shares.

The Company’s hedging activities or its decision not to hedge could expose it to losses.

From time to time, the Company may engage in hedging activities to manage its exposure related to currencies, interest rates and commodity prices. While hedging related to realized metal prices may protect the Company against low metal prices, it may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Lack of infrastructure could delay or prevent the Company from developing its projects.

Completion of the development of the Company’s advanced exploration projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced exploration projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•                  the development of the Company’s projects will be completed on a timely basis, if at all;

•                  the resulting operations will achieve the anticipated production volume; or

•                  the ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

The Company may experience difficulties as it pursues exploration activities abroad.

In respect of the APP, the Company has no significant business experience in Finland or internationally. Finland operates under different laws and regulations and there exist cultural and language differences between Finland and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing exploration and development operations in multiple locations and implementing appropriate systems, policies, benefits and compliance programs. There can be no assurance that difficulties associated with the Company’s foreign operations can be successfully managed.

Current and future litigation and regulatory proceedings may impact the revenue and profits of the Company.

The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above heads of damage, such liability may be material to the Company and may materially adversely affect its ability to continue operations.

In addition, the Company may be subject to actions by governmental or regulatory authorities in connection with its activities at the Lac des Iles mine or related investigations. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company’s licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of operations of the Company. The Company’s current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above. Please refer to additional information under the heading “Legal Proceedings” in this AIF.

 AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Audit Committee mandate is set out beginning on page 65.

Composition of the Audit Committee

The Audit Committee is comprised of Mr. Gregory J. Van Staveren (Chairman), Mr. David Comba and Mr.Robert Quinn, Mr. “Van Staveren, Mr. Comba and Mr. Quinn are independent as such term is defined in Multilateral Instrument 52-1.10 – Audit Committees (“MI 52-110”).

Mr. Berlin attends the meetings of the Committee in the capacity of an observer but he is not a member of the Audit Committee and he does not exercise any voting powers. He has been provided with observer status as a result of his significant financial expertise, particularly with respect to U.S. accounting matters. Mr. Berlin is not considered independent, as that term is defined by virtue of the fact that prior to January 1, 2006, Mr. Berlin served as an executive officer of KFOC, which owns approximately 41% of the outstanding common shares of the Company.  Mr. Berlin does satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).  Further, Mr. Berlin is a certified public accountant and has considerable experience in corporate finance.

Relevant Education and Experience

Each of the members of the Audit Committee is financially literate. Each of Mr. Van Staveren and Mr. Berlin satisfies the criteria required to be a financial expert and Mr. Van Staveren is designated as the Audit Committee’s financial expert. Mr. Van Staveren is a chartered accountant and a certified public accountant. He was Chief Financial Officer of Martinrea International Inc. an automotive parts manufacturer from February 1998 to September 2001 and currently provides strategic financial services to various companies. Prior to February 1998, Mr. Van Staveren was a partner with KPMG.

Mr. Berlin is a certified public accountant and, prior to January 1, 2006, was a Vice President of KFOC and prior to December 2004 was Co-Chief Financial Officer of KFOC. Mr. Berlin also served as Chief Financial Officer and Treasurer of PetroCorp Incorporated, an oil and gas company prior to January 2004.

Both Mr. Comba and Mr. Quinn have extensive management experience with extensive focus in the mining sector.

Reliance on Certain Exemptions

The Company is relying on the exemption contained in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of MI 52-110 in connection with Mr. Berlin’s attendance at meetings of the Audit Committee.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Company’s external auditors are pre-approved by the Audit Committee.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by KPMG, the Company’s external auditors for the fiscal years ended December 31, 2007 and 2006, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were $545,771 and $442,160, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2007 and 2006 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company’s financial statements engagements for that year were $362,400 and $185,714, respectively. In 2007, such fees were paid for services rendered in connection with a prospectus offering ($194,250), services in connection with French translation of the prospectus ($76,650) and services in connection with an interest payment base shelf prospectus ($91,500).

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2007 and 2006 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $19,300 and $39,503, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions. In 2007, such fees were paid for preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2006 ($16,500) and correspondence and discussions related to investments in Finland ($2,800).

All Other Fees

Other products and services provided included accounting support. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2007 and 2006 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

ADDITIONAL INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management proxy circular. As well, additional financial information is provided in the Company’s annual financials statements for the year ended December 31, 2007 and management’s discussion and analysis of operations and financial results.

 AUDIT COMMITTEE MANDATE

1.              Composition

The Audit Committee shall consist of a minimum of three directors of the Corporation.

The Audit Committee shall be comprised entirely of independent directors, as such term is defined by applicable laws and related rules and regulations, and rules of relevant stock exchanges (collectively referred to as “Applicable Laws”).  For clarity, US Applicable Laws means those applicable to foreign private issuers.

Notwithstanding the foregoing sentence, a member is exempt from the independence requirements if permitted by Applicable Laws.  The appointment of the non-independent director shall be disclosed in the next proxy circular mailed to shareholders. If there is reliance on curing provisions, notice shall be given to the stock exchanges immediately upon learning of the circumstances that resulted in the non-compliance.

a)              A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

2.              Qualifications and Experience

At the time of appointment or within a reasonable period of time following appointment, each member of the Committee must be financially literate, having the ability to read and understand a set of financial statements that present the breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by the Corporation’s financial statements.

a)              At least one member (the “financial expert”) of the Committee must have:

i.                 An understanding of financial statements and accounting principles used by the Corporation to prepare its financial statements;

ii.             The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

iii.          Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

iv.          An understanding of internal controls and procedures for financial reporting; and

v.             An understanding of audit committee functions.

b)             The financial expert must have acquired the foregoing attributes through one or more of the following:

i.                 Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

ii.             Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

iii.          Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

iv.          Other relevant experience.

3.              Mandate and Responsibilities

The Audit Committee shall:

a)              Review and assess the adequacy of the Audit Committee mandate on an annual basis;

b)             Meet with the Corporation’s external auditors as necessary and before the submission of the audited annual financial statements to the Board and communicate to external auditors that they are ultimately accountable to the Board and the Audit Committee as representatives of shareholders;

c)              Review the annual financial statements of the Corporation and “management’s discussion and analysis” and recommend the financial statements for approval to the Board;

d)             Review and approve interim financial statements of the Corporation and “management’s discussion and analysis” prior to filing with the securities regulatory authorities and delivery to shareholders;

e)              Obtain explanations from management on all the significant variances between comparative reporting periods and, in respect the annual financial statements, question management and the external auditor regarding the significant financial reporting issues discussed during the fiscal period and the method of resolution;

f)                Be responsible for:

i.                Ensuring that a written statement is obtained from the external auditor describing all relationships between the external auditor and the Corporation;

ii.             Discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

iii.         Determining that the external auditors have a process in place to address the rotation of the lead partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers;

g)             Assess the performance of the external auditors and recommend to the Board annually or as they may otherwise determine a duly qualified external auditor to be nominated (for appointment or retention) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation;

h)             Review the plan and scope of the audit to be conducted by the internal (if any) and external auditors of the Corporation;

i)                 Approve, or recommend to the Board for approval, the compensation of the external auditors;

j)                Directly oversee the work of the external auditors, including reviewing the Corporation’s critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditors and management, and the resolution of disagreements between management and the external auditor regarding financial reporting;

k)             Pre-approve all audit and permitted non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors or the external auditors of the Corporation’s subsidiary, in accordance with Applicable Laws;

l)                Review all post-audit or management letters containing the recommendations of the external auditor and management’s response or follow-up of any identified weakness;

m)          Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

n)             Oversee the governance of management’s Disclosure Committee;

o)             Review all annual and interim earnings press releases;

p)             Determine that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, other than disclosure in the Corporation’s financial statements, management’s discussion and analysis and earnings press releases, and periodically assess the adequacy of these procedures;

q)             Establish procedures for:

i.                 The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

ii.              The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

r)               Enquire as to the adequacy of the Corporation’s system of internal controls and review periodic reports from management about internal controls, including an assessment of risk with respect to financial reporting;

s)              Review and approve all related party transactions;

t)                Review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the Corporation;

u)             Have such other duties, powers and authorities, consistent with the provisions of the Canada Business Corporations Act, as the Board may, by resolution, delegate to the Audit Committee from time to time.

4.              Authority

The Audit Committee shall have the authority:

a)             For the purpose of performing their duties, to inspect all of the books and records of the Corporation and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Corporation with the officers and internal (if any) and external auditors of the Corporation and its affiliates;

b)            To engage independent counsel and other advisors as it determines necessary to carry out its duties;

c)             To set and pay the compensation for any advisors employed by the Audit Committee, including without limitation, compensation to any public accounting firm engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for the Corporation;

d)            To set and pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties; and

e)             To communicate directly with the internal (if any) and external auditors.

5.             Proceedings

The following shall apply to the proceedings of the Audit Committee.

a)             The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing.  All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chairman of the meeting shall not have a second or casting vote.

b)            A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting.  Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

c)             The Audit Committee Chairman shall periodically report to the Board of Directors on the activities of the Audit Committee.

d)            The external auditor of the Corporation shall, at the expense of the Corporation, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee.

e)             The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

f)               The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Corporation.

 GLOSSARY OF TERMS

The following is a glossary of certain terms used in this document.

“APP” means Arctic Platinum Project, which is an advanced stage PGM-nickel-copper exploration project located approximately 60 kilometres south of the city of Rovaniemi, Finland.

“ball mill” means a rotary grinding mill which uses metal balls to reduce ore to a fine particle size.

“breccia” means a textural description of a rock which is composed of angular rock fragments.

“catalyst” is a substance which, when present in small amounts, modifies the rate or efficiency of a chemical reaction of other substances without being consumed in the process.

“catalytic converter” means a pollution control device, fitted to the exhaust systems of vehicles powered by internal combustion engines. This device contains platinum, palladium and sometimes rhodium, which assist in the conversion (oxidation) of carbon monoxide and hydrocarbons into carbon dioxide and water.

“concentrate” means a product containing the valuable metal and from which most of the waste material in the ore has been removed.

“concentrator or processing plant” means a plant or facility which processes ore brought from the mine and removes most of the valuable mineral or metal from the ore and discards most of the barren portion of the ore as tailings.

“cut-off grade” is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and PGM prices.

“diamond drilling” means rotary drilling using diamond impregnated bits to produce a solid continuous core sample of the underlying rock.

“EM” means electromagnetic.

“feasibility study” means a program to establish whether a mineral deposit can be successfully mined considering technical and economic parameters.

“flotation circuit” means a series of flotation tanks or cells which recover metal by means of flotation. Flotation is a milling process by which some mineral particles are induced to float and others to sink. The valuable minerals are thereby concentrated and separated from the worthless waste.

“gabbro” means a dark, course-grained intrusive rock usually composed of angular rock fragments.

“gabbronorite” means a type of gabbro which contains the mafic minerals clinopyroxene (Ca-Mg rich silicate) and orthopyroxene (Mg-rich silicate).

“grade” means a particular quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

“head grade” means the quantity of valuable mineral or metal contained in each ton of ore delivered to the concentrator.

“indicated resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusion/intrusive” means a mass of igneous rock that was injected and solidified within the earth’s crust.

“iridium” means hard, brittle, silver-white platinum group metal used for pen tips, jewellery, resistance wiring, electronic contacts and electrodes.

“KFOC” mean Kaiser Francis Oil Company, the Company’s major shareholder.

“mafic rocks” means rocks composed of 40 to 90% mafic minerals. (PGM deposits are usually hosted in mafic and untramafic intrusive rocks).

“measured mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“measured resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineral reserve” means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“net smelter return royalty” means a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

“OHGZ “means Offset High Grade Zone, a mineralized zone located below and approximately 250 meters to the west of the Lac des Iles underground mine ore body.

“open pit” means a mine worked at the surface.

“ore” means a mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

“osmium” means a rare, hard white metal.

“ounce” or “oz.” is a unit of weight measure. In the precious metals industry a troy ounce is equal to one-twelfth part of a pound or 31.103 grams.

“overburden” means unconsolidated material that overlies a mineral deposit and must be removed prior to mining.

“palladium” means a white, ductile, malleable precious metal that does not tarnish at normal temperatures. Wide applications range from electronics, dentistry, jewellery and automotive catalytic converters.

“PGMs” means “Platinum Group Metals”. Platinum Group Metals include platinum, palladium, rhodium, ruthenium, osmium and iridium. All PGMs have catalytic qualities and resist corrosion and are chemically inert over a wide range of temperatures.

“probable mineral reserve” means the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“professional association”, for the purposes of the definition of a qualified person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that

(a)                                  has been given authority or recognition by statute;

(b)                                 admits members primarily on the basis of their academic qualifications and experience;

(c)                                  requires compliance with the professional standards of competence and ethics established by the organization; and

(d)                                 has disciplinary powers, including the power to suspend or expel a member.

“proven mineral reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“pyroxenite” means an ultramafic rock which predominantly contains the mafic mineral pyroxene (Mg-rich silicate).

“qualified person” means an individual who

(a)                                  is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)                                 has experience relevant to the subject matter of the mineral project and the technical report; and

(c)                                  is a member in good standing of a professional association.

“rhodium” means a silver-white metal of the platinum family resistant to tarnishing and used as an electrode posit, or alloyed with platinum to manufacture thermocouples.

“SAG mill” means a semi-autogenous grinding mill. A SAG mill is one in which steel balls are added to the mill charge to supplement the grinding capabilities of the larger pieces of ore.

“strip ratio” means the ratio of units of waste material required to be removed to facilitate the mining of one unit of economic material.

“tailings impoundment” means a containment area constructed to hold tailings.

“tailings” means that portion of the ore which remains after the valuable minerals have been extracted. “tailings impoundment” means a containment area constructed to hold tailings.

“ton” means a short ton, equivalent to 2,000 pounds.

“tonne” means a metric measure consisting of 2,204.6 pounds or 1,000 kilograms.

“ultramafic” means rocks composed of greater than 90% mafic minerals. (PGM deposits are usually hosted in mafic and ultramafic intrusive rocks.)

“UTM” means the Universal Transverse Mercator coordinate system, a grad coordinate system.

“waste” means barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.